Exhibit 2.1

EXECUTION COPY

ACQUISITION AGREEMENT

BY AND AMONG

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.,

HOURGLASS ACQUISITION I, LLC,

PREFERRED UNLIMITED INC.

(solely for the purpose of Section 12.18),

AND

PREFERRED ROCKS USS, INC.

DATED AS OF JUNE 27, 2008

5.14	Patents and Trademarks	32
5.15	Environmental Matters	34
5.16	Labor	35
5.17	Interests in Clients; Suppliers; Etc.; Affiliate Transactions	36
5.18	Insurance	36
5.19	Customers	36
5.20	Books and Records	37
5.21	Warranty Claims	37
5.22	Disclaimer of Other Representations and Warranties: Disclosure	37

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYER		38
6.1	Organization	38
6.2	Binding Obligation	39
6.3	No Defaults or Conflicts	39
6.4	No Governmental Authorization Required	39
6.5	Litigation	39
6.6	Brokers	40
6.7	Financing	40
6.8	Buyer’s Reliance	41
6.9	Accredited Investor	41
6.10	Solvency of the Company Following the Sale	42
6.11	Exclusivity of Representations	42

ARTICLE 7 COVENANTS		42
7.1	Access and Information	42
7.2	Regulatory Filings	43
7.3	Conduct of Business	45
7.4	Employee Matters	48
7.5	Tax Matters	49
7.6	Non-solicitation	52
7.7	Books and Records	53
7.8	Announcements	53
7.9	Efforts	54
7.10	Letters of Credit Relating to Surety Bonds	55
7.11	Section 280G	55
7.12	Officer and Director Indemnification and Insurance	55
7.13	Further Assurances	56
7.14	Confidentiality	56
7.15	Release of Claims	58
7.16	Exclusivity	58
7.17	Pre-Merger Steps	58
7.18	Solvency Option	59

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		60
8.1	Representations and Warranties	60
8.2	Performance	60
8.3	Officer’s Certificate	60

8.4	HSR Act; Legal Prohibition	60
8.5	Solvency Opinion	61

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER		61
9.1	Representations and Warranties Accurate	61
9.2	Performance	61
9.3	Officer Certificate	61
9.4	HSR Act; Legal Prohibition	61
9.5	Solvency Opinion	61

ARTICLE 10 INDEMNIFICATION		62
10.1	Seller’s Indemnification	62
10.2	Buyer’s Indemnification	63
10.3	Limitations on Amount of Damages	63
10.4	Procedures	63
10.5	Survival	65
10.6	Mitigation of Damages	65
10.7	Calculation of Damages	65
10.8	Exclusive Remedy	66
10.9	Limitation of Damages	66
10.10	No Limitation for Fraud	66

ARTICLE 11 TERMINATION		67
11.1	Termination	67
11.2	Effect of Termination	68

ARTICLE 12 MISCELLANEOUS		69
12.1	Expenses	69
12.2	Amendment	69
12.3	Entire Agreement	69
12.4	Headings	70
12.5	Notices	70
12.6	Exhibits and Schedules	71
12.7	Waiver	71
12.8	Binding Effect; Assignment	71
12.9	No Third Party Beneficiary	72
12.10	Counterparts	72
12.11	Governing Law	72
12.12	Consent to Jurisdiction; Service of Process	72
12.13	WAIVER OF JURY TRIAL	72
12.14	Conveyance Taxes	73
12.15	Severability	73
12.16	Specific Performance; No Recourse	73
12.17	FIRPTA Certificate	74
12.18	Guarantor	74

Exhibit Index

Exhibit A	–	Sample Working Capital Calculation
Exhibit B	–	Escrow Agreement
Exhibit C	–	Financing Letters

v

ACQUISITION AGREEMENT

ACQUISITION AGREEMENT (this “Agreement”), dated as of June 27, 2008, by and among Hourglass Acquisition I, LLC, a Delaware limited liability company (the “Company”), Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Seller”), Preferred Unlimited Inc., a Delaware corporation (“Guarantor”), solely for the purpose of Section 12.18, and Preferred Rocks USS, Inc., a Delaware corporation (the “Buyer”).

RECITALS

WHEREAS, as of the date hereof, the Seller is the record owner of 100% of the membership interests of the Company (the “Interests”).

WHEREAS, the Buyer wishes to acquire USS Holdings (as defined below) by effecting a merger of Acquisition Sub (as defined below) with and into USS Holdings, with USS Holdings being the Surviving Corporation (as defined below).

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“Accounting Principles” means the accounting principles, policies and procedures of USS Holdings, Inc. as applied by USS Holdings, Inc. in preparing the Reference Balance Sheet, which are in accordance with GAAP, except as otherwise provided in Schedule 1.1(a) and subject to the absence of footnotes and to normal year-end adjustments.

“Action” means any complaint, claim, prosecution, indictment, action, suit, arbitration or proceeding by or before any Governmental Authority or arbitrator.

“Adjustment Amount” means Closing Cash reduced by Closing Indebtedness reduced by Transaction Expenses increased by the amount, if any, by which the Closing Working Capital exceeds the Benchmark Working Capital and reduced by the amount, if any, by which the Benchmark Working Capital exceeds the Closing Working Capital, with such amount expressed as a positive number, if positive, or a negative number, if negative.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, or the parents, spouse, lineal descendants or beneficiaries of, such Person. The term “control” (as used in the terms “controlling”, “controlled by” or “under common control with”) means holding the power to direct or cause the direction of the management or policies of a Person, whether by ownership of equity securities, Contract or otherwise.

“Antitrust Laws” means the HSR Act and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Rate” means, with respect to the Excess Amount for any interest period applicable thereto, the rate of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBOR01 Page (or any successor page), as the London interbank offered rate for deposits in U.S. dollars at approximately 11:00 a.m. (London time) two (2) London business days prior to the first day of such interest period for a term comparable to such interest period (or if not so reported, then as determined by the Buyer from another recognized source or interbank quotation), plus four percent (4%). Interest shall be calculated on the basis of a 360-day year, counting the actual number of days elapsed.

“Benchmark Working Capital” means $43,100,000.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City or Philadelphia are authorized or obligated by Law or executive order to close.

“Cap” means $40,000,000.

“Closing Cash” means all cash (net of book overdraft), outstanding checks, all lock box receipts, all cash equivalents, and all marketable securities, in each case of the Company and its Subsidiaries as of immediately prior to Closing.

“Closing Indebtedness” means the consolidated Indebtedness of the Company and its Subsidiaries, in each case outstanding as of the close of business on the Business Day immediately prior to the Closing Date.

“Closing Working Capital” means the Working Capital as of the close of business on the Business Day immediately prior to the Closing Date, determined in accordance with the requirements of this Agreement, including calculating the Closing Working Capital using the same line items as the corresponding line items of the sample calculation of Working Capital as of May 31, 2008 set forth in Exhibit A hereto, which in all cases shall be determined in accordance with the Accounting Principles, provided however, that the 1.45% Federal Medicare Tax imposed on the Company and its Subsidiaries on the payment of any Transaction Consideration that is treated as compensation for Tax purposes on the Closing Date shall be included as accrued Taxes in calculating Current Liabilities for this purpose.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral Source Payments” means (i) any amounts recovered by an Indemnified Party (net of any Taxes payable thereon) pursuant to any indemnification by, or indemnification agreement with, any Person other than the Indemnifying Party, (ii) any insurance proceeds (off-set by any increase in premiums directly resulting therefrom) or (iii) other cash receipts or reimbursements (net of any Taxes payable thereon) received by an Indemnified Party from any Person directly relating to the event giving rise to the Damages.

“Contract” means any agreement, lease, contract, note, mortgage, indenture or other legally binding obligation or commitment.

“Confidentiality Agreement” means the Confidentiality and Disclosure Agreement, as amended, between the Seller and Preferred Unlimited Inc.

“Current Assets” means the sum of USS Holdings, Inc.’s and its Subsidiaries’ accounts receivable, inventories, prepaid expenses and other current assets and income tax deposits but, for the avoidance of doubt, excluding all deferred income taxes, cash (net of book overdraft), outstanding checks, all lock box receipts, all cash equivalents, and all marketable securities.

“Current Liabilities” means the sum of USS Holdings, Inc.’s and its Subsidiaries’ accounts payable, accrued expenses (which, for the avoidance of doubt, includes Taxes other than income taxes) and income taxes payable, excluding the Transaction Expenses and, for the avoidance of doubt, excluding all book overdraft, pension and OPEB, accrued interest, obligations under capital leases and current portion of long-term debt.

“Damages” means actual losses, liabilities, damages, or expenses, including reasonable fees and expenses of experts and counsel, but not including any punitive, exemplary, incidental, indirect, consequential or special damages, except to the extent any of the foregoing are recovered by a third party in a Third Person Claim.

“Deductible” means $4,000,000.

“Encumbrance” means any and all liens, encumbrances, charges, mortgages, options, pledges, restrictions on transfer, security interests, hypothecations, easements, rights-of-way or encroachments of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

“Environmental Laws” means all federal, state, local and foreign statutes, Laws, regulations, ordinances or rules, including rules of common law, relating to the pollution or the protection of the environment and regulation of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” means Wells Fargo Bank, N.A.

“Financing” means financing sufficient for the payment of the Transaction Consideration at the Closing.

“Frac Sand Contract” means any contract associated with the sale of sand for use as “frac sand.”

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United State of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, without duplication (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all of the Company’s notes and “earn-out payments,” (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) indebtedness secured by a lien on assets or properties, (v) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (vi) capital lease obligations, (vii) obligations with respect to amounts drawn or called under letters of credit, and (viii) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (vii) above; provided, however, that each of (x) any intercompany Indebtedness owing by the Company to one of its Subsidiaries, by a Subsidiary of the Company to the Company or by one Subsidiary of the Company to another Subsidiary of the Company and (y) any contingent obligations in respect of obligations of Kanawha Rail Corporation shall not be deemed Indebtedness for purposes of this Agreement. Indebtedness shall also include accrued interest and any pre-payment penalties, redemption fees or premiums and other amounts owing pursuant to the instruments evidencing Indebtedness, assuming that such Indebtedness is repaid on the Closing Date.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Key Employee” means each employee at plant manager level or above (which, for the avoidance of doubt, includes executive officers).

“Laws” means any law, statute, rule, ordinance, regulation, treaty, judgment, Order (whether temporary, preliminary or permanent), decree, arbitration award, license or Permit of any Governmental Authority.

“Material Adverse Effect” means: (A) a material adverse effect on the business, results of operations, properties or assets of the Company and its Subsidiaries, taken as a whole, or (B) a material adverse effect on the Company’s ability to consummate the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not, in the case of (A), include the impact on such business, results of operations, properties or assets arising out of or attributable to (i) effects or conditions that generally affect the industries in which the Company and its Subsidiaries operate, including legal, regulatory, social or political conditions or developments, and that do not have a materially disproportionate effect on the Company and its Subsidiaries, (ii) general economic conditions in the United States or elsewhere in the world, (iii) effects or conditions resulting from changes affecting capital market conditions or interest rates in the United States, (iv) effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, (v) effects or conditions arising from compliance by the Company and its Subsidiaries with applicable changes in Laws or accounting principles, (vi) effects or conditions relating to the announcement, in accordance with this Agreement, of the execution of this Agreement or the transactions contemplated hereby, (vii) effects or conditions resulting from compliance with the terms and conditions of this Agreement by the Company or its Subsidiaries or consented to in writing by the Buyer to the extent, in both cases, not constituting a breach of any representation, warranty or covenant in this Agreement and (viii) the loss of any customers, suppliers or employees as a result of the transactions contemplated by this Agreement to the extent not constituting a breach of any representation, warranty or covenant in this Agreement, or (xi) any breach of this Agreement by the Buyer.

“Order” shall mean any judgment, order, injunction, decree, or writ of any Governmental Authority.

“Ottawa Contract” means any contract for the sale of sand from the Ottawa plant, other than any contract for the sale of sand with a term of 90 days or less or that by its terms may be terminated upon 90 days or less notice without any premium or penalty.

“Overlap Period” means a taxable period beginning before the Closing Date and ending after the Closing Date.

“Pay-Off Lender” means those Persons to whom Closing Indebtedness is owed and will be paid at Closing.

“Pay-Off Letter” means the forms of pay-off letters in customary form reasonably satisfactory to the Buyer for the Closing Indebtedness that is to be paid at Closing.

“Permitted Encumbrances” means, (i) Encumbrances disclosed in the applicable schedules to this Agreement, (ii) Encumbrances for taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (iii) mechanics’, workmens’, repairmens’, warehousemens’, carriers’ or other like Encumbrances arising in the ordinary course of business of the Company or any of its Subsidiaries, (iv) in respect of the Real Property: (A) easements, rights-of-way, servitudes, Permits, licenses, surface leases, ground leases to utilities, municipal agreements, railway siding agreements and other rights, (B) conditions, covenants or other similar restrictions, (C) easements for streets, alleys, highways, telephone lines, gas pipelines, power lines, railways and other easements and rights-of-way on, over or in respect of any Real Property, (D) encroachments and other matters that would be shown in an accurate survey or physical inspection of the Real Property and (E) liens in favor of the lessors under the Company’s or any of its Subsidiaries’ leases, or encumbering the interests of the lessors in the Real Property, unless any of the matters listed in clauses (A)-(E) above has a material adverse effect on the Real Property, (v) Encumbrances relating to the transferability of securities under applicable securities Laws, (vi) Encumbrances securing rental payments under capitalized leases for amounts that are not yet due or delinquent, (vii) Encumbrances that do not otherwise materially detract from the value or current use of the applicable asset or Real Property, (viii) licenses of intellectual property rights granted in the ordinary course of business and (ix) the Encumbrances set forth on Schedule 1.1(b).

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Prime Rate” means the rate of interest published on the Closing Date in The Wall Street Journal, Eastern Edition and designated as the prime rate.

“Representatives” means, with respect to any Person, any Affiliate of such Person and any director, officer, agent, employee, general partner, member, manager, stockholder, advisor or Representative of such Person or of such Person’s Affiliate.

“Silica-Related Claims” means claims against the Company or any of its Subsidiaries alleging adverse health effects arising out of exposure to silica or other contaminants, including those that allege that silica products sold by the Company or any of its Subsidiaries or any predecessors-in-interest of such Person were defective or that any such Person or any predecessors-in-interest of such Person acted negligently in selling such products without a warning or with an inadequate warning.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other body performing similar functions or otherwise having the power to direct the business of that Person are at any time directly or indirectly owned by such Person provided, however, that, unless otherwise expressly provided, in no event shall any of the actions consummated pursuant to Section 7.17(a) be deemed to affect which Persons constitute Subsidiaries of the Company for purposes hereof, and the term “Subsidiaries” shall include all such Persons who were Subsidiaries of the Company prior to such consummation.

“Tax Benefit” means, with respect to any amount, any deduction, credit or other tax benefit actually realized (i.e., calculated on the basis of the actual reduction in cash payments for Taxes) by the applicable party with respect to such amount in or prior to the taxable year in which the amount is paid, which reduction in Taxes would have not occurred but for the payment with respect to the underlying event.

“Taxes” means (i) any and all federal, state, provincial, local, municipal, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in clause (i) above.

“Taxing Authority” means a Governmental Authority having jurisdiction over assessment, determination, collection or imposition of any Tax.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Person Claim” means a claim by, or an Action instituted by, a Person not a party to this Agreement or not a Representative of a party to this Agreement.

“Transaction Consideration” means Three Hundred Ninety-Five Million Dollars ($395,000,000) increased by the Adjustment Amount if the Adjustment Amount is positive, or decreased by the Adjustment Amount if the Adjustment Amount is negative plus any interest earned on the five million dollars ($5,000,000) placed in the Escrow Account by the Buyer concurrently with the execution and delivery of this Agreement.

“Transaction Expenses” means (i) all legal, accounting, financial advisory and other fees and expenses incurred by the Company or any of its Subsidiaries on their own behalf or on behalf of any other Person in connection with this Agreement and the transactions contemplated hereby and (ii) all bonus, change of control or similar payments payable by the Company or any of its Subsidiaries to the extent arising as a result of the consummation of the transactions contemplated hereby pursuant to written agreements or arrangements existing immediately prior to the Closing.

“Treasury Regulations” means the rules and regulations promulgated under the Code.

“Working Capital” means the Current Assets less the Current Liabilities, accounted for in a manner consistently applied with the Reference Balance Sheet.

1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Active Employees	7.4(a)
Agreement	Preamble
Balance Sheet Date	5.5(a)
Buyer	Preamble
Buyer Indemnified Parties	10.1(a)
Buyer Plans	7.4(b)
CERCLA	5.15(d)
Closing	3.1
Closing Certificate	2.4(a)
Closing Date	3.1
Closing Payment	2.4(b)
COBRA	5.1(i)
Collective Bargaining Agreements	5.16
Company	Preamble
Company Proprietary Rights	5.14
Company-Related Damages	10.1(a)
Controlled Group Member	5.13(a)
Deposit	2.4(a)
Dispute Notice	2. 6
Disputes Auditor	2.7(a)
Employee Benefit Plans	5.13(a)
Environmental Permits	5.15(a)
Environmental Reports	5.15(g)
Escrow Account	2.4(a)
Escrow Agreement	2.4(a)
Estimated Adjustment Amount	2.4(a)
Final Closing Statement	2.7(c)
Hazardous Substances	5.15(d)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accountants	7.5(f)

Term	Section
knowledge of the Company	5.22(b)
Leased Real Property	5.7(a)
Multiemployer Plans	5.13(a)
Offering Materials and	5.22(a)
Presentations
Owned Real Property	5.7(a)
Pension Plans	5.13(c)
Permits	5.9
Preliminary Closing Statement	2.5(a)
Proprietary Rights	5.14
Real Property	5.7(a)
Real Property Lease	5.7(a)
Reference Balance Sheet	5.5(a)
Seller Indemnified Parties	10.2
Seller	Preamble
Seller-Specific Damages	10.1(b)
SFAS	5.13(e)
Tax Proceeding	7.5(b)
Termination Date	11.1(b)
Triggering Conditions	3.1
WARN	5.16
Warranty Claims	5.21

1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital or Exhibit shall refer, respectively, to Sections, Subsections, Recitals or Exhibits of this Agreement;

(e) references herein to a Schedule shall, subject to Section 12.6, refer to the applicable disclosure Schedules delivered by the Company, the Buyer or the Seller in connection with this Agreement;

(f) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender shall include each other gender;

(h) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (h) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(i) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(j) references herein to any Contract or agreement (including this Agreement) mean such Contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof and hereof;

(k) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(1) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; and

(m) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder.

ARTICLE 2

ACQUISITION OF INTERESTS

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub shall be merged with and into USS Holdings at the Effective Time (the “Merger”). Following the Merger, the separate corporate existence of Acquisition Sub shall cease and USS Holdings shall continue as the surviving corporation (the “Surviving Corporation”). The Seller hereby waives any and all demand, appraisal and similar rights that it may have under the DGCL with respect to the Merger.

2.2 Effective Time. The parties hereto shall cause to be filed with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”) in form and substance reasonably satisfactory to the Buyer and the Seller. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as the Buyer and the Seller shall agree and shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.3 Effects of the Merger.

(a) General Effects. At and after the Effective Time, the Merger will have the effects set forth in Section 259(a) of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of USS Holdings and Acquisition Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of USS Holdings and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) Certificate of Incorporation. By virtue of the Merger, the Certificate of Incorporation of Acquisition Sub as in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and under applicable law.

(c) By-Laws. By virtue of the Merger, the By-Laws of Acquisition Sub as in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein and under applicable law.

(d) Officers and Directors. By virtue of the Merger, the officers of Acquisition Sub as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, and the directors of Acquisition Sub as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

(e) Effect on Capital Stock. By virtue of the Merger and without any action on the part of USS Holdings, the Buyer, Acquisition Sub, the Seller, the Company or the holders of any of the following securities, at the Effective Time:

(i) All of the shares of capital stock of USS Holdings issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive aggregate consideration equal to the payments specified in Section 2.4(b) below.

(ii) All of the shares of capital stock of USS Holdings held in the treasury of USS Holdings immediately prior to the Effective Time shall be canceled and retired without any conversion thereof and no payment of cash or any other distribution shall be made with respect thereto.

(iii) Each share of capital stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into and exchanged for one fully paid and non-assessable share of the same class of capital stock of the Surviving Corporation.

(f) Stock Transfer Books. At the close of business, New York City, New York time, on the day the Merger occurs, the stock transfer books of USS Holdings shall be closed and there shall be no further registration of transfers of shares of capital stock of USS Holdings thereafter on the records of USS Holdings. From and after the Effective Time, the Seller shall cease to have any rights with respect to any shares of capital stock of USS Holdings formerly held by it, except as otherwise provided herein.

2.4 Payments.

(a) Concurrently with the execution of this Agreement, the Buyer shall cause Five Million Dollars ($5,000,000) (the “Deposit”) to be deposited with the Escrow Agent to be held in an escrow account (the “Escrow Account”) pursuant to the terms and conditions of an escrow agreement in form and substance as set forth on Exhibit B (the “Escrow Agreement”). No more than five (5) Business Days and not less than three (3) Business Days prior to the Closing, the Seller shall deliver to the Buyer a good faith estimate of (i) Closing Cash, (ii) Closing Indebtedness, (iii) Transaction Expenses, (iv) Closing Working Capital and (v) the Adjustment Amount (the “Estimated Adjustment Amount”), and provide the Buyer with a statement setting forth such amounts (the “Closing Certificate”) together with reasonable detail with respect to the items used in the calculation of such amounts.

(b) At the Effective Time, and upon surrender by the Seller of certificate(s) representing all of the issued and outstanding shares of capital stock of USS Holdings (the “USS Shares”), the Seller shall receive the Transaction Consideration, which the Buyer shall cause to be paid and satisfied as follows: (i) paying to the Seller by wire transfer of immediately available funds to an account designated by the Seller at least two (2) Business Days prior to the Closing Date, cash in the amount (the “Closing Payment”) equal to Three Hundred Ninety Million Dollars ($390,000,000), as increased by the Estimated Adjustment Amount if the Estimated Adjustment Amount is positive, or decreased by the Estimated Adjustment Amount if the Estimated Adjustment Amount is negative and (ii) causing the Deposit (together with any interest earned thereon) to be released from the Escrow Account and paid to the Seller by wire transfer of immediately available funds to an account designated by the Seller at least two (2) Business Days prior to the Closing Date. Compliance by the Buyer with this Section 2.4(b) and Section 2.8 shall constitute full satisfaction of the obligation of the Buyer to pay the Transaction Consideration. The Buyer will be entitled to deduct and withhold, or cause the Escrow Agent to deduct and withhold, from the Closing Payment and the Escrow Account any withholding Taxes or other amounts required under the Code or any applicable Laws to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Seller. Notwithstanding the foregoing, in the event that the Estimated Adjustment Amount is positive and exceeds Five Million Dollars ($5,000,000) (such amount greater than $5,000,000, the “Excess Amount”), the Buyer may defer the payment of the Excess Amount for a period of time not to exceed sixty (60) days after the Closing Date and shall pay, on or prior to the expiration of such sixty (60)-day period, such Excess Amount, together with interest at the Applicable Rate accruing thereon from the Closing Date until the date that the Excess Amount is paid; provided, that the Buyer may make partial payments of the Excess Amount prior to such expiration (as long as the full interest accrued on such partial payment of the Excess Amount is simultaneously therewith paid in full). The obligation of the Buyer with respect to the Excess Amount and interest thereon at the Applicable Rate shall be evidenced by a secured promissory note, in form and substance reasonably satisfactory to the Seller, issued by the Buyer to the Seller and secured by all of the common stock of USS Holdings, Inc.

(c) At the Closing, the Buyer shall pay directly to the Pay-Off Lenders the amounts to be paid on the Closing Date in accordance with the Pay-Off Letters.

2.5 Preliminary Closing Statement.

(a) Within sixty (60) days of the Closing Date, the Buyer shall prepare and deliver to the Seller a statement of each of (i) Closing Cash, (ii) Closing Indebtedness, (iii) Transaction Expenses, (iv) Closing Working Capital and (v) the Adjustment Amount (the “Preliminary Closing Statement”), together with reasonable detail with respect to the items used in the calculation of such amounts and copies of the supporting schedules, analyses and working papers of the Buyer used to determine such amounts.

(b) The Preliminary Closing Statement shall be prepared in accordance with the Accounting Principles.

2.6 Review of Statement. The Seller and its Representatives may review the Preliminary Closing Statement and the supporting documentation delivered in connection therewith. The Buyer shall, and shall cause the Company and each of its Subsidiaries to, make available to the Seller and its Representatives, as reasonably requested by the Seller, all books, records and other documents pertaining to the businesses of the Company or any of its Subsidiaries as are reasonably necessary for the Seller’s verification of the Preliminary Closing Statement and the Supporting Documentation; provided, that all information provided shall be subject to the obligations set forth in Section 7.14, except that such information may be disclosed to the Disputes Auditor pursuant to Section 2.7. The Preliminary Closing Statement and the calculations of (i) Closing Cash, (ii) Closing Indebtedness, (iii) Transaction Expenses, (iv) Closing Working Capital and (v) the Adjustment Amount contained therein, shall be binding and conclusive upon, and deemed accepted by, the Seller unless the Seller shall have notified the Buyer in writing within thirty (30) days after receipt of the Preliminary Closing Statement of any objections thereto (a “Dispute Notice”). A Dispute Notice shall (x) specify in reasonable detail the items of the Preliminary Closing Statement which are being disputed, including copies (to the extent created) of the supporting schedules, analyses and working papers of the Seller used to determine such disputed items and (y) only include disagreements based on mathematical errors or based on Closing Cash, Closing Indebtedness, Transaction Expenses, Closing Working Capital and/or the Adjustment Amount not being calculated in accordance with this Agreement.

2.7 Disputes; Final Closing Statement.

(a) At the request of the Buyer or the Seller, any dispute between the parties relating to the Preliminary Closing Statement which cannot be resolved by them in good faith within thirty (30) days after receipt of the Dispute Notice by the Buyer shall be referred to the New York City, New York office of KPMG LLP (the “Disputes Auditor”). The parties agree that they shall require the Disputes Auditor to render its decision with respect to the matters raised in the Dispute Notice within thirty (30) days after referral of the dispute to the Disputes Auditor for decision pursuant hereto. The Disputes Auditor’s decision shall be set forth in a written statement delivered to the Buyer and the Seller, and shall be final, conclusive and binding upon all parties, and shall constitute an arbitral award upon which a judgment may be entered by any court of competent jurisdiction.

(b) Before referring a matter to the Disputes Auditor, the Buyer and the Seller shall agree on procedures to be followed by the Disputes Auditor (including reasonable and appropriate procedures for presentation of evidence). If the Buyer and the Seller are unable to agree upon procedures before the end of thirty (30) days after the Buyer’s receipt of the Dispute Notice, the Disputes Auditor shall establish procedures giving due regard to the intention of the Buyer and the Seller to resolve the dispute(s) within thirty (30) days, and as efficiently and inexpensively as possible; the Disputes Auditor’s procedures may be, but need not be, those proposed by either the Buyer or the Seller; provided, however, that the Disputes Auditor shall act as an expert, and not as an arbitrator, to determine, based solely on presentations and materials submitted by the

Buyer and the Seller, and not by independent review, only those issues in dispute between the parties regarding the Preliminary Closing Statement and the Disputes Auditor shall in all cases use the Accounting Principles in resolving any dispute. The Buyer and the Seller shall, as promptly as practicable, submit evidence in accordance with the procedures agreed upon or established by the Disputes Auditor, and the Disputes Auditor shall decide the dispute in accordance therewith as promptly as practicable. The fees, costs and expenses of the Disputes Auditor shall be borne the Seller in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Seller (as finally determined by the Disputes Auditor) bears to the aggregate dollar amount of such items so submitted and shall be borne by the Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Buyer (as finally determined by the Disputes Auditor) bears to the aggregate dollar amount of such items so submitted.

(c) The Preliminary Closing Statement shall become final and binding on the parties upon the earliest of (i) if no Dispute Notice has been given as to a particular matter, then with respect to each such matter, the expiration of the period within which the Seller may notify the Buyer of any objections to the Preliminary Closing Statement pursuant to Section 2.6, (ii) agreement by the Seller and the Buyer that such Preliminary Closing Statement, together with any modifications thereto agreed by the Seller and the Buyer, shall be final and binding and (iii) the date on which the Disputes Auditor shall issue its decision with respect to any matter in dispute relating to the Preliminary Closing Statement. The Preliminary Closing Statement when final and binding on both parties, is herein referred to as the “Final Closing Statement”.

2.8 Adjustments. If the Adjustment Amount as set forth on the Final Closing Statement is greater than the Estimated Adjustment Amount, the Buyer shall pay an amount equal to such excess, within five (5) Business Days after the Preliminary Closing Statement has become final and binding pursuant to Section 2.7, to the Seller by wire transfer of immediately available funds to an account designated by the Seller in writing. The Buyer will be entitled to deduct and withhold, from such excess amount any withholding Taxes or other amounts required under the Code or any applicable Laws to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made. If the Estimated Adjustment Amount is greater than the Adjustment Amount as set forth on the Final Closing Statement, the Seller shall pay an amount equal to such excess, within five (5) Business Days after the Preliminary Closing Statement has become final and binding pursuant to Section 2.7, to the Buyer, by wire transfer of immediately available funds to an account designated by the Buyer in writing. In the event that (x) any amounts are payable to the Buyer pursuant to this Section 2.8, (y) at Closing the Buyer deferred payment of the Excess Amount and (z) all or a portion of such Excess Amount (together with interest thereon) was paid prior to the date of payment by the Seller pursuant to this Section 2.8, the Seller shall, simultaneously with making such payment pursuant to this Section 2.8, return all amounts (if any) in respect of interest paid by the Buyer on any Excess Amount pursuant to Section 2.4(b) hereof.

ARTICLE 3

THE CLOSING

3.1 Closing; Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the second (2nd) Business Day after the date that all of the conditions to the Closing set forth in ARTICLE 8 and ARTICLE 9 (other than those conditions set forth in Section 8.5 and Section 9.5 and those which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) (such conditions, other than those referred to in the preceding parenthetical, the “Triggering Conditions”) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Seller and the Buyer may agree in writing; provided, that notwithstanding the foregoing, and without limiting the conditions set forth in ARTICLE 9, after the satisfaction or waiver (by the party entitled to the benefit thereof) of the Triggering Conditions, the Buyer shall have the right, upon written notice to, and approval by (which approval shall not be unreasonably withheld, conditioned or delayed), the Seller, to set the date on which the Closing occurs, provided such date is on or before the Termination Date; provided, further, that it shall be deemed unreasonable for the Seller to withhold, condition or delay consent because the Buyer has not yet obtained the full Financing as long as the Buyer is otherwise in compliance with its obligations in Section 7.9 and the Buyer selects a date on or before the Termination Date. If the Buyer exercises such right, the Closing shall take place on the date selected by the Buyer, provided, that such date is on or prior to the Termination Date and the Buyer shall have provided to the Seller at least three (3) Business Days prior notice of such date (unless fewer than three (3) Business Days remain prior to the Termination Date). The date upon which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed by the Seller in any Schedule delivered by the Seller and attached to this Agreement specifically referencing the applicable Section of this ARTICLE 4 (subject to Section 12.6), the Seller represents and warrants to the Buyer as follows:

4.1 Organization. The Seller is duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the jurisdiction in which it is organized, with requisite organizational power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not, individually or in the aggregate, materially impair the Seller’s ability to effect the transactions contemplated hereby.

4.2 Binding Obligations. The Seller has all requisite organizational authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and thereby and the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Seller and no other proceedings on the part of the Seller are necessary to authorize the execution and delivery and performance of this Agreement by the Seller. This Agreement has been duly executed and delivered by the Seller, and assuming that this Agreement constitutes the legal, valid and binding obligations of the other parties hereto, constitutes the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

4.3 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby by the Seller and performance by the Seller of its obligations hereunder (i) do not result in any violation of the applicable organizational documents of the Seller; (ii) do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which the Seller is a party or by which it is bound or to which its properties are subject; and (iii) assuming compliance with the matters addressed in Section 4.4, do not violate any existing applicable Law, rule, regulation, judgment, Order or decree of any Governmental Authority having jurisdiction over the Seller or any of its properties; provided, however, that no representation or warranty is made in the foregoing clauses (ii) or (iii) with respect to matters that, individually or in the aggregate, would not materially impair the Seller’s ability to consummate the transactions contemplated hereby.

4.4 No Governmental Authorization Required. Except for applicable requirements of the HSR Act or similar foreign competition or Antitrust Laws or as otherwise set forth in Schedule 4.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Seller in connection with the due execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, materially impair the Seller’s ability to consummate the transactions contemplated hereby.

4.5 The Interests. The Seller is the record owner of 100% of the Company’s Interests as of the date hereof. The Seller has, as of the date hereof, no other equity interests or rights to acquire equity interests in the Company or any of its Subsidiaries as of the date hereof. As of immediately prior to the Closing, the Seller will have good and valid title to the Interests, free and clear of all Encumbrances, except

(i) Permitted Encumbrances against the Interests all of which will be discharged prior to the Closing, (ii) Encumbrances on transfer imposed under applicable securities Laws and (iii) Encumbrances created by Buyer’s or its Representatives’ acts. Assuming the Buyer has the requisite power and authority to be the lawful owner of such Interests, upon transfer to the Buyer at the Closing, and upon receipt by the Seller of the Transaction Consideration, good and valid title to the Interests will pass to the Buyer, free and clear of any Encumbrances, other than those arising from acts of the Buyer or its Representatives and Encumbrances on transfer imposed under applicable securities Laws. Except as set forth on Schedule 4.5, the Interests are not subject to any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Interests.

4.6 Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of the Seller, threatened, against the Seller or its properties or assets, before any Governmental Authority which seeks to prevent the Seller from consummating the transactions contemplated by this Agreement or which otherwise would reasonably be expected, individually or in the aggregate, to materially impair the Seller’s ability to effect the transactions contemplated hereby or thereby.

4.7 Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Seller in connection with this Agreement or the transactions contemplated hereby or thereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Seller or any action taken by them.

4.8 Exclusivity of Representations. The representations and warranties made by the Seller in this Agreement are the exclusive representations and warranties made by or on behalf of the Seller in connection with the transactions contemplated hereby. The Seller hereby disclaims any other express or implied representations or warranties.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed by the Company in any Schedule delivered by the Company and attached to this Agreement and specifically referencing the applicable Section of this ARTICLE 5 (subject to Section 12.6), the Company represents and warrants to the Buyer as follows:

5.1 Organization of the Company and the Subsidiaries; Authorization.

(a) Organization. The Company and each of its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, which jurisdiction is as set forth on Schedule 5.1(a). The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property, owned, leased or operated by it, or the nature of its business requires it to be so qualified, except to the extent the failure to so qualify does not, or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) Authorization. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of the Company and approved by its members, and no other action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

5.2 Ability to Carry Out the Agreement. Neither the Company nor any of its Subsidiaries are subject to or bound by any provision of,

(a) any Law;

(b) any articles or certificate of incorporation, certificate of formation, by-laws, operating agreement or similar organizational document or agreement;

(c) any Contract, bond, license, Permit, trust, custodianship or other restriction; or

(d) any Order

that would prevent or be violated by, or under which there would be a default or the creation of an Encumbrance on any assets of the Company or any of its Subsidiaries as a result of, nor is the consent of or notice to any Person which has not been obtained (in the case of consents) or given (in the case of notices) required for, the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, other than as set forth on Schedule 5.2 and violations, defaults or failures to obtain consents or provide notices which, do not have, or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

5.3 Capitalization of the Company. The authorized, issued and outstanding Interests of the Company is set forth on Schedule 5.3 and there are no other equity securities (or rights to acquire equity securities) authorized or outstanding. All of the issued and outstanding Interests of the Company are duly authorized and validly issued and were issued and are free of preemptive rights. Except as set forth on Schedule 5.3, there are no outstanding options, warrants or other rights of any kind to acquire any additional Interests of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional Interests, nor is the Company committed to issue any such option, warrant, right or security. The Company has not authorized or issued outstanding bonds, debentures, notes or other Indebtedness which entitle the holders to vote (or convertible or exercisable for or exchangeable into securities which entitle the holders to vote) with the Seller on any matter. There are no restrictions on the transfer of any Interests of the Company or voting agreements except as set forth in Schedule 5.3 and as may be imposed by applicable federal and state securities Laws.

5.4 Equity Interests. Schedule 5.4 sets forth the Company’s Subsidiaries. Except as set forth on Schedule 5.4, the Company possesses good and valid title to all of the issued and outstanding shares of capital stock or membership interests, as the case may be, of each of its Subsidiaries, free and clear of any and all Encumbrances. All of the issued and outstanding shares of capital stock of each of its Subsidiaries that is a corporation are duly authorized, validly issued and fully paid and nonassessable and were issued and are free of preemptive rights. All of the issued and outstanding membership interests of each of its Subsidiaries that is a limited liability company are duly authorized and validly issued and were issued and are free of preemptive rights. There are no outstanding options, warrants or other rights of any kind to acquire any additional shares of capital stock or membership interests of any of its Subsidiaries or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional shares of capital stock or membership interests of any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is committed to issue any such option, warrant, right or security. Except as set forth on Schedule 5.4, there are no restrictions on the transfer of any shares of capital stock or membership interests of any of its Subsidiaries except as may be imposed by applicable federal and state securities Laws. The Company’s Subsidiaries have not authorized or issued outstanding bonds, debentures, notes or other indebtedness which entitle the holders to vote (or convertible or exercisable for or exchangeable into securities which entitle the holders to vote) with the stockholders or other equityholders of the Subsidiaries or the Seller on any matter. Except as set forth on Schedule 5.4, there are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by the Company or any of its Subsidiaries other than those imposed by the Laws of general applicability of their jurisdiction of organization.

5.5 Financial Statements, Reference Balance Sheet and Contingent Liabilities.

(a) The Company has furnished the Buyer with the audited consolidated balance sheets its USS Holdings, Inc. subsidiary as of December 31, 2007 (the “Balance Sheet Date”) and December 31, 2006, and the related audited consolidated statements of income, stockholders’ deficit and cash flows for the years then ended, all certified by Grant Thornton LLP, and the unaudited consolidated balance sheet of its USS

Holdings, Inc. subsidiary as of May 31, 2008 and the related unaudited consolidated statements of income for the five (5) month period then ended (the unaudited consolidated balance sheet of its USS Holdings, Inc. subsidiary as of May 31, 2008 is hereinafter referred to as the “Reference Balance Sheet”). The financial statements referred to in this Section 5.5(a), including the footnotes thereto, except as described therein, have been prepared in accordance with GAAP consistently followed throughout the periods indicated, subject, in the case of the Reference Balance Sheet, to normal year end audit adjustments and the absence of footnotes, the effect of which would not result in a Material Adverse Effect.

(b) The balance sheets of USS Holdings, Inc. that are part of the financial statements referred to in Section 5.5(a) fairly present in all material respects the financial position of USS Holdings, Inc. and its Subsidiaries at the date thereof and the related statements of income, stockholders’ deficit and cash flows that are part of the financial statements referred to in Section 5.5(a) fairly present in all material respects the results of the operations and cash flows of USS Holdings, Inc. and its Subsidiaries for the periods indicated.

(c) There are no actual or contingent debts, liabilities or obligations of USS Holdings, Inc. or any of its Subsidiaries which, had they occurred or existed as of or prior to May 31, 2008, would be required by Accounting Principles to be disclosed in the Reference Balance Sheet except (i) liabilities that are reflected or reserved against on the Reference Balance Sheet, (ii) liabilities incurred since the Reference Balance Sheet Date in the ordinary course of business, (iii) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, or (iv) liabilities expressly disclosed as an exception to this paragraph in Schedule 5.5(c). Except as set forth in Schedule 5.5(c), neither USS Holdings, Inc. nor any of its Subsidiaries maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

(d) Hourglass Acquisition I, LLC has not conducted any business prior to the date of this Agreement and prior to the Closing will have no assets, liabilities or obligations of any nature other than those incident to its ownership of membership interests of Hourglass Holdings, LLC or pursuant to this Agreement and the transactions contemplated hereby.

(e) Hourglass Holdings, LLC has not conducted any business prior to the date of this Agreement and prior to the Closing will have no assets, liabilities or obligations of any nature other than those incident to its ownership of shares of USS Holdings, Inc. or pursuant to this Agreement and the transactions contemplated hereby.

5.6 Absence of Certain Changes or Events. Since the Balance Sheet Date and except as disclosed on Schedule 5.6:

(a) there has been no event, circumstance, occurrence or change which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

(b) the businesses of the Company and each of its Subsidiaries have been conducted only in the ordinary course;

(c) there has been no change by the Company or any of its Subsidiaries in its accounting principles, practices or methods other than those changes required by GAAP;

(d) neither the Company nor any of its Subsidiaries has sold or transferred, or agreed to sell or transfer (A) any material assets other than in the ordinary or usual course of business or (B) any Proprietary Rights (as defined in Section 5.14);

(e) neither the Company nor any of its Subsidiaries has granted or agreed to grant any increase in any rate or rates of salaries or other compensation to any of their respective employees, consultants or agents whose total salary and compensation after such increase would be at an annual rate in excess of $100,000, except as permitted by Section 7.3;

(f) except as disclosed on Schedule 5.13, neither the Company nor any of its Subsidiaries has adopted any new Employee Benefit Plan (as defined in Section 5.13) or provided any material increases in any benefits under such Employee Benefit Plans except in accordance with the terms of such Employee Benefit Plans or as required under applicable Law;

(g) there has not been any action, proceeding or, to the Company’s knowledge, investigation commenced against the businesses or any of the properties of the Company or any of its Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect;

(h) neither the Company nor any of its Subsidiaries has declared any dividends (other than dividends payable in cash) or made any other noncash payment or distribution in respect of any capital stock or membership interests, or issued, sold or otherwise disposed of any capital stock or evidence of Indebtedness or other securities, or granted any options, warrants, calls, rights or commitments or any other Contracts of any character obligating it to issue any shares of capital stock or membership interests or any evidence of indebtedness or other securities;

(i) neither the Company nor any of its Subsidiaries has made any Tax election or settled and/or compromised any material Tax liability; prepared any Tax Returns in a manner which is materially inconsistent with the past practices of the Company or such Subsidiary, as the case may be, with respect to the treatment of items on such Tax Returns; incurred any liability for Taxes other than in the ordinary course of business; or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries;

(j) neither the Company nor any of its Subsidiaries has acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(k) neither the Company nor any of its Subsidiaries has written off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice charged to applicable reserves which individually and in the aggregate are not material to the Company and its Subsidiaries, taken as a whole; and

(1) neither the Company nor any of its Subsidiaries has paid, discharged, settled or satisfied any claims, liabilities or obligations (absolute, accrued, asserted or unassorted, contingent or otherwise), other than payments, discharges or satisfactions of such claims, liabilities or obligations in the ordinary course of business and consistent with past practice.

5.7 Title to Real and Personal Property: Entire Assets.

(a) Schedule 5.7(a)(i) sets forth a true, correct and complete list of (i) each parcel of real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) and (ii) Schedule 5.7(a)(ii) sets forth a true, correct and complete list of each lease, sublease, license or other arrangement under which real property is leased, occupied or possessed by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has a right to lease, occupy or possess real property (each, a “Real Property Lease” and each real property subject thereto, a “Leased Real Property”); provided, however, that no immaterial leases for Leased Real Property need be listed in such Schedule (the Owned Real Property and Leased Real Property collectively referred to as the “Real Property”). With respect to each Leased Real Property, Schedule 5.7(a)(ii) sets forth the date of and parties to each Lease and, the dates of all amendments to each lease. True, correct and complete copies of the Real Property Leases, and any amendments through the date hereof, have been made available to Buyer. To the extent that it is in possession thereof, the Company has provided preexisting owners’ title insurance policies for the Owned Real Property and preexisting ALTA surveys for the Real Property.

(b) The Company or one of its Subsidiaries has good, valid and marketable title to or a valid leasehold interest in, all of its personal property and assets (including personal property reflected on the Reference Balance Sheet and any personal property acquired hereafter, but excluding any personal property disposed of in the ordinary course of business and otherwise in accordance with this Agreement).

(c) Except as set forth in Schedule 5.7(c) or as would not, individually or in the aggregate, result in a Material Adverse Effect, the Company or one of its Subsidiaries (i) holds good, valid and marketable fee simple title in and to all of the Owned Real Property, and to all buildings, structures and other improvements located thereon and (ii) has a good and valid leasehold interest in and to all the Leased Real Property, in each case, free and clear of all Encumbrances, except for the Permitted Encumbrances.

(d) Except as set forth in Schedule 5.7(d), there are no leases, subleases or similar agreements (except for the Real Property Leases) affecting the Real Property or any part thereof.

(e) Each Real Property Lease is valid, binding and enforceable against the Company or its Subsidiary party thereto and, to the Company’s knowledge, the other parties thereto. The Company or its applicable Subsidiary is in compliance in all material respects with the terms and conditions of each Real Property Lease. All rents and additional rents, royalties, license fees, charges or other payments due and payable by the Company and its Subsidiaries under the Real Property Leases have been paid through the date of this Agreement and will continue to be paid when due through the Closing Date. To the knowledge of the Company, no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would give rise to a right on the part of the applicable landlord thereunder to terminate the Real Property Lease or would otherwise constitute a default thereunder. Without limiting the foregoing, neither the Company nor any of its Subsidiaries has received any notice from any landlord asserting the existence of a default under any Real Property Lease or been informed that the landlord under any Real Property Lease has taken action (or, to the knowledge of the Company, threatened) to terminate the applicable Real Property Lease before the expiration date specified in such Real Property Lease.

(f) Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation, incorporation, annexation or similar proceeding with respect to the Real Property or any portion thereof, and to the knowledge of the Company, no condemnation, incorporation, annexation or similar proceeding with respect to the Real Property or any portion thereof is threatened.

(g) To the knowledge of the Company, (i) the use of the Real Property for the purposes for which it is presently being used is permitted under applicable zoning Laws and (ii) there is no deed, lease or other recorded or unrecorded restriction or legal impediment which prohibits or restricts the use of the Real Property for the current operations of the Company or any of its Subsidiaries.

(h) To the knowledge of the Company, there are no pending or threatened special assessments, reassessments or changes in real property tax basis with respect to the Real Property or any portion thereof.

(i) The representations and warranties of the Company and its Subsidiaries made in this Section 5.7 are the exclusive representations and warranties made by or on behalf of the Company and its Subsidiaries with respect to the real estate and personal property matters.

5.8 Litigation.

(a) Except as set forth on Schedule 5.8(a), and in the summary of Silica-Related Claims made available to the Buyer dated May 31, 2008, there is no action, complaint, suit, or proceeding or, to the Company’s knowledge, any investigation pending or any action, complaint, suit or proceeding threatened against the Company or any of its Subsidiaries at law, in equity or otherwise, in, before, or by any court or Governmental Authority or arbiter that has, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company does not know of any valid basis for any such action, proceeding or investigation. There are no such suits, actions, claims or proceedings pending or, to the Company’s knowledge, any investigation pending or any such action, complaint, suit or proceeding threatened, seeking to prevent or challenging the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any Order.

(b) Schedule 5.8(b) sets forth the claimant’s name and the state of filing for all pending Silica-Related Claims that have been served on or known to the Company or any of its Subsidiaries and pending as of May 31, 2008.

5.9 Compliance with Law. Except as set forth on Schedule 5.9, the businesses of the Company and each of its Subsidiaries are being conducted, and have since May 31, 2006 been conducted, in compliance with all Laws applicable to it, except for violations, if any, which have not had, or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 5.9, neither the Company nor its Subsidiaries has received any written notice that any violation of the foregoing is being or may be alleged. All governmental approvals (federal, state local and foreign), permits, authorizations, certificates, rights, exemptions and Orders from Governmental Authorities and licenses (the “Permits”) required to be held or obtained by the Company or any of its Subsidiaries in connection with the conduct of its business as presently conducted have been obtained and are in full force and effect and are being complied with and there has not occurred any default under any such Permit (except to the extent that failure to obtain or comply with such Permits has not had, or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect). The Company has not received notice that any Governmental Authority intends to cancel or terminate any Permits where such cancellation or termination has, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 5.9, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required in connection with the execution, delivery and performance of this Agreement.

5.10 Contracts.

(a) Schedule 5.10 sets forth an accurate and complete list or description, of each Contract (and accurate and complete copies, including all amendments, of each such Contract have been made available to the Buyer) outstanding as of the date hereof to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound, and which

(i) involves future payment or receipt in excess of $250,000 in any calendar year or future performance or receipt of services or delivery or receipt of goods and materials, in each case with an aggregate value in excess of $250,000 in any calendar year, including but not limited to sale and purchase agreements and distributorship agreements, but excluding (x) purchase orders, (y) pricing letters issued to customers of such Person, in the ordinary course of business and (z) Contracts that by their terms may be terminated by such Person in the ordinary course of business upon 60 days’ or less notice without penalty or premium;

(ii) in respect of Indebtedness of any Person (other than the Company or any of its Subsidiaries) involving future payment in excess of $250,000 or is a mortgage, security agreement or other collateral arrangement securing Indebtedness of any Person (other than the Company or any of its Subsidiaries) in excess of $250,000 or creating Encumbrances;

(iii) is a lease providing for future monthly rental payments in excess of $15,000 (exclusive of charges for Taxes, insurance, utilities, maintenance and repair);

(iv) is an employment, independent contractor or consulting Contract pursuant to which the Company or any of its Subsidiaries may reasonably be expected to make annual salary payments in excess of $100,000 in 2008 or any calendar year thereafter;

(v) is an intellectual property license Contract material to the business of the Company and its Subsidiaries taken as a whole;

(vi) relates to capital expenditures or other purchases of material, supplies, equipment or other assets or properties (other than purchase orders for inventory or supplies in the ordinary course of business) in excess of $250,000 individually, or $500,000 in the aggregate;

(vii) involves a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(viii) is a Contract relating to Indebtedness;

(ix) grants or evidences an Encumbrance on any properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(x) is a management service, financial advisory or any other similar type Contract or which is a Contract with any investment or commercial bank;

(xi) limits the ability of the Company or any of its Subsidiaries to engage in any line of business or conduct business in any particular jurisdiction;

(xii) involves the future disposition or acquisition, other than in the ordinary course of business, of assets or properties, or any merger, consolidation or similar business combination transaction (including, without limitation, letters of intent), whether or not enforceable;

(xiii) involves any joint venture, partnership, strategic alliance, shareholders’ agreement, joint development or similar arrangement;

(xiv) involves a confidentiality, standstill or similar arrangement;

(xv) contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries; or

(xvi) is a current insurance policy of, or covering any of the material assets or a business of, the Company and any of its Subsidiaries and no other Person.

(b) There is no (i) breach, default or event of default by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any other party to any Contract set forth or described (or required to be set forth or described) in Schedule 5.10, with respect to any term or provision of any such Contract, or (ii) event, occurrence, condition or act (including, without limitation, the consummation of the transaction contemplated under this Agreement) which, with giving of notice, the lapse of time or the happening of any other event or condition, would become a default or an event of default by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, with respect to any term or provision of any such Contract, except for breaches or defaults which do not have, or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and each such Contract is valid, binding and enforceable against the Company and any of its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto (subject, in each instance, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws).

5.11 Brokers and Intermediaries. Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, anybody on their behalf, has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

5.12 Tax Matters. Except as set forth in Schedule 5.12: (a) all Tax Returns required to be filed by the Company or any of its Subsidiaries on or prior to the Closing Date have been, or will be, duly and timely filed; (b) such Tax Returns are, or will be, true, complete and correct in all material respects; (c) all Taxes and Tax liabilities due by the Company and any of its Subsidiaries on or prior to the Closing Date have been, or will be, timely paid prior to the Closing; (d) the unpaid Taxes of the Company and any of its Subsidiaries that are required to be accrued under the Accounting Principles, if any, (i) did not exceed any payables or liabilities for Taxes that are reflected or reserved against on the face of Reference Balance Sheet (excluding any payables or liabilities relating to deferred Taxes to reflect timing differences between book and Tax income) and (ii) will not, as of the Closing Date, exceed the amount of Taxes included as a liability in calculating the Current Liabilities of the Company for purposes of determining Closing Working Capital; (e) there are no agreements or consents currently in effect for the extension or waiver of the time (i) to file any Tax Return of the Company or any of its Subsidiaries or (ii) for assessment or collection of any Taxes of the Company or any of its Subsidiaries; (f) neither the Company nor any of its Subsidiaries has, in the last three years, been the subject of an action, suit, proceeding, investigation, audit or claim regarding any Taxes, there is no action, suit, proceeding, investigation, audit or claim currently pending, or to the Company’s knowledge, threatened, regarding any Taxes relating to the Company or any of its Subsidiaries and neither the Company or any of its Subsidiaries has received any written notices from any Taxing Authority relating to any issue which could reasonably be expected to affect the Tax liability of the Company or any of its Subsidiaries; (g) neither the Company nor any of its Subsidiaries has applied for and/or received a ruling or determination from a Taxing Authority regarding a past or prospective transaction; (h) all Taxes that the Company or any of its Subsidiaries are required by Law to withhold or collect have been duly withheld or collected and have been timely paid over to the appropriate Tax authority to the extent due and payable and the Company and each of its Subsidiaries has complied in all respects with all applicable Law relating to withholding Taxes and Tax information reporting; (i) the Company’s Subsidiaries have not been included in any “consolidated,” “unitary”, “combined” or similar Tax Return provided for under the Law of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than with respect to a group of which the Company’s Subsidiaries are the only members); (j) neither the Company nor any of its Subsidiaries has or had a relationship to any other Person which would cause it to have liability for Taxes of any other Person (other than as a payor required to effect Tax withholding from payments to another Person) payable by reason of Contract, assumption, transferee liability, operation of Law, or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law), except for income Taxes with respect to any consolidated, combined or unitary group for which the Company’s Subsidiaries are the only members; (k) no written claim has ever been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may by subject to taxation by that jurisdiction; (1) neither the Company nor any of its Subsidiaries has not taken any action other than in accordance with past practice that would have the effect of deferring a measure of Tax from a taxable period (or portion thereof) ending on or before the Closing Date to a taxable period (or portion thereof) beginning after the Closing Date; (m) there are no tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or Affiliate thereof and any other party under which the Buyer or the Company or its Subsidiaries could be liable for any Taxes or other claims of any party; (n) neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax Laws of any nation, state or locality; (o) there are no deferred intercompany transactions between the Subsidiaries and there is no excess loss account (within the meaning of Treasury Regulations Section 1.1502-19) with respect to the stock of the Subsidiaries which will or may result in the recognition of income upon or after the consummation of the transactions contemplated by this Agreement; (p) the Company and each of its Subsidiaries has delivered or made available to Buyer copies of each of the Tax Returns for income Taxes filed on behalf of the Company and each of its Subsidiaries since 2003; (q) neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of Treasury Regulation Section 1.601 1-4(b); (r) none of the Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or indentured to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code; (s) since April 1, 2008, all of the membership interests of the Company have been owned by the Seller and the Company has been classified as an entity disregarded as separate from its owner for federal income tax purposes and will continue to be so classified up to the Closing, and (t) since the formation of Hourglass Holdings, LLC (“Hourglass”), all of the membership interests of Hourglass have been owned by the Company and Hourglass has been classified as an entity disregarded as separate from its owner for federal income tax purposes and will continue to be so classified up to the Closing.

(b) The representations and warranties of the Company and its Subsidiaries made in this Section 5.12 are the exclusive representations and warranties made by or on behalf of the Company and its Subsidiaries with respect to Tax matters.

5.13 Employee Benefits.

(a) Schedule 5.13(a) attached hereto sets forth all “employee benefit plans”, as defined in Section 3(3) of ERISA, and any other employee benefit arrangements, severance, change in control compensation and death benefit agreements, compensation or employment agreements, pension, savings, retirement, deferred compensation, bonus, stock purchase, stock option and other stock compensation incentive, hospitalization, medical insurance, life insurance, plans, programs or Contracts covering employees of the Company or any of its Subsidiaries and maintained by the Company, any of its Subsidiaries or any member of a controlled group of organizations (within the meaning of Section 414(b), (c), (m) or (o) of the Code) of which the Company or any of its Subsidiaries is a member (the “Controlled Group Member”) (collectively, all the items set forth on Schedule 5.13(a) hereto are the “Employee Benefit Plans”). The Employee Benefit Plans shall not include any “multiemployer plans” as defined in Section 4001(a)(3) of ERISA (“Multiemployer Plans”).

(b) Except as set forth on Schedule 5.13(b), neither the Company nor any of its Subsidiaries has any obligation to make any contribution to any Multiemployer Plans. Except as set forth on Schedule 5.13(b), as of the date of this Agreement, neither the Company nor any Controlled Group Member has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any

Multiemployer Plan. No Multiemployer Plan set forth on Schedule 5.13(b) is in “reorganization” (within the meaning of Section 4241 of ERISA) or is or may become “insolvent” (within the meaning of Section 4245 of ERISA).

(c) The Employee Benefit Plans, as well as any Multiemployer Plans, that are “employee pension plans”, as defined in Section 3(2) of ERISA (the “Pension Plans”) intended to qualify under Section 401 of the Code are so qualified, and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and to the knowledge of the Company nothing has occurred with respect to the operation of the Pension Plans that would cause the loss of such qualification or exemption.

(d) All material contributions required by Law or any related Contracts to have been made under any of the Employee Benefit Plans that are defined benefit plans or money purchase pension plans (without regard to any waivers granted under Section 412 of the Code or Section 303 or 304 of ERISA) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including, without limitation, any valid extension).

(e) Except as set forth on Schedule 5.13(e), none of the Company, any of its Subsidiaries or any Controlled Group Member sponsors or maintains an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Part 3 of Title I or ERISA. Except as set forth on Schedule 5.13(e), the projected benefit obligation under each Employee Benefit Plan covered by Title IV of ERISA as of the close of its most recent plan year did not exceed the fair value of the assets allocable thereto, as determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87, as amended. During the past six (6) years no Employee Benefit Plan covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan. No “reportable event” (as defined in Section 4043 of ERISA) has occurred or is expected to occur as a result of the transactions contemplated by this Agreement, or otherwise, with respect to any Employee Benefit Plan covered by Title IV of ERISA.

(f) True, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans, have been made available to the Buyer by the Company, where applicable: (i) any plan and related trust documents, and any amendment thereto, (ii) the most recent three (3) IRS Forms 5500 with all attachments thereto, (iii) the last IRS determination letter, (iv) all current summary plan descriptions and any summaries of material modifications, and (v) the most recent actuarial valuation report.

(g) Except as would not result in a material liability to the Company as a whole, there are no pending actions, claims, lawsuits, audits, examinations or administrative proceedings that have been asserted, instituted or commenced, and, to the Company’s knowledge, there are no threatened actions, claims, lawsuits, audits, examinations or administrative proceedings, against, or with respect to, any of the Employee Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any of the Employee Benefit Plans with respect to the operation of such plans (other than routine benefit claims) pursuant to which the Company, any of its Subsidiaries or the Buyer would have a material liability.

(h) The Employee Benefit Plans have been maintained in accordance with their terms, any related agreements and all applicable Laws, including, without limitation, the provisions of ERISA (including the rules and regulations thereunder), other than any failures to so maintain that, individually, or in the aggregate, would not reasonably to be expected to result in a material liability of the Company. None of the Company nor any of its Subsidiaries has filed, or is considering filing, an application under the Internal Revenue Service’s Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Employee Benefit Plan.

(i) Except as set forth on Schedule 5.13(i), none of the Employee Benefit Plans is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides for continuing benefits or coverage after termination of employment for any participant or any beneficiary of any participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and at the expense of the participant or the participant’s beneficiary. The accumulated postretirement benefit obligation under each Employee Benefit Plan and the fair value of any assets allocable thereto (and a description of how such assets are held), as of the close of its most recent plan year, are set forth on Schedule 5.13(i), in each case as determined in accordance with SFAS No. 106, as amended.

(j) Except as set forth on Schedule 5.13(j), none of the Company, or any of its Subsidiaries has any unfunded liabilities pursuant to any Employee Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is not intended to be qualified under Section 401(a) of the Code. The projected benefit obligation under each such Employee Benefit Plan and the fair value of any assets allocable thereto (and a description of how such assets are held), as of the close of its most recent plan year, are set forth on Schedule 5.13(j) in each case as determined in accordance with SFAS No. 87, as amended.

(k) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party has been operated and administered since January 1, 2005, in reasonable, good faith compliance with Section 409A of the Code.

(1) The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Employee Benefit Plan, policy, arrangement, statement, commitment or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as such term is defined in Section 280G of the Code), tax gross-up obligation, severance, bonus, retirement or job security or similar-type benefit, or increase any benefits or accelerate the payment or vesting of any benefits to any employee or former employee or director of the Company or any of its Subsidiaries, except as set forth on Schedule 5.13(1) or as permitted pursuant to the proviso contained in Section 7.3(iii). Except as set forth on Schedule 5.13(1) or pursuant to any Employee Benefit Plan permitted to be created pursuant to the proviso contained in Section 7.3(iii), no Employee Benefit Plan provides for the payment of severance, termination, change in control, retention or similar-type payments or benefits.

(m) None of the Employee Benefit Plans provides for the grant of options to purchase stock of the Company or any of its Subsidiaries.

(n) Determination letters have been received from the IRS with respect to each Employee Benefit Plan which is intended to comply with Section 401(a) of the Code, stating that such Employee Benefit Plan and the attendant trust are qualified and exempt within the meaning of Sections 401(a) and 501 of the Code, and copies of such determination letters have been delivered or made available to the Buyer.

(o) Without limiting the generality of the foregoing, the transactions contemplated by this Agreement will not cause the Buyer or any of the Buyer’s Affiliates (including the Company and any of its Subsidiaries post-Closing) to incur any other liability or expense not set forth in the Schedules which accrued prior to the Closing Date with respect to contributions or benefits to any program or other arrangement providing for employee benefits, except for contributions or benefits required by Law.

(p) The representations and warranties of the Company and its Subsidiaries made in this Section 5.13 are the exclusive representations and warranties made by or on behalf of the Company and its Subsidiaries with respect to employee benefits matters.

5.14 Patents and Trademarks.

(a) Schedule 5.14 sets forth a complete and accurate description and list of all of the patents, registered trademarks, copyright registrations, domain name registrations and applications for registration or issuance of any of the foregoing that are owned or licensed (which licenses are material to the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries and are utilized in the business of the Company or any of its Subsidiaries, as currently conducted, setting forth as to each such item, as applicable, (i) the jurisdiction in which such item is issued, registered or pending, (ii) the application, registration or issuance number, (iii) the date of registration, issuance or application and (iv) the owner or licensor, as applicable, of such item. The registrations and applications for patents, trademarks, copyrights and domain names owned by the Company or any of its Subsidiaries and listed on, or required to be listed on, Schedule 5.14 are valid and subsisting, except where the invalidation or expiration of such registration or application has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries owns, or to the knowledge of the Company, possesses adequate licenses or other rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, logos and other source locators, internet domain names, copyrights and copyrightable works (including, without limitation, software, databases, and related items), inventions, discoveries, processes, drawings, designs, technology, proprietary know-how, trade secrets and other confidential and proprietary information, and other rights related to any of the foregoing (collectively, “Proprietary Rights,” with those Proprietary Rights owned by the Company or its Subsidiaries, the “Company Proprietary Rights”) necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted. The Company and each of its Subsidiaries has taken commercially reasonable actions to protect the confidentiality of all trade secrets that are owned, used or held primarily in connection with the business as conducted by the Company and each of its Subsidiaries, and to the knowledge of the Company, in the past twenty-four (24) months, such trade secrets have not been used by, disclosed to or discovered by any Person, in an unauthorized manner and does not have, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All Proprietary Rights under which the Company or any of its Subsidiaries is a licensee are valid and enforceable against it and the other parties thereto in accordance with their terms, except as enforceability may be limited by applicable Law regarding the enforcement of creditors’ rights (regardless of whether such enforceability is considered in a proceeding in equity or at law), unless the invalidity or unenforceability thereof has not, or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. No notice of material default has been sent or received by the Company or any of its Subsidiaries under any such license which remains uncured and the execution and delivery of this Agreement by the Company or performance by the Company of its obligations hereunder will not result in such default. Neither the Company nor any of its Subsidiaries has received written notice (including, without limitation, any demands or offers to license any Proprietary Rights from any third party) of any claim or liability that is pending or unresolved. No action, suit, proceeding at law or in equity or any arbitration or any administrative or other proceeding by or before any Governmental Authority is pending, has been made within the past two (2) years, or to the knowledge of the Company has been threatened, that (i) challenges the use, ownership, enforceability, validity, patentability or registrability by the Company or any of its Subsidiaries of any Company Proprietary Rights or (ii) alleges infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Proprietary Right of any third party, other than infringements which, have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, (i) the operation of the businesses of the Company and each of its Subsidiaries, as currently conducted, has not infringed, misappropriated or otherwise violated any Proprietary Rights owned by third parties and (ii) no third party has infringed, misappropriated or otherwise violated any Company Proprietary Rights. The computer systems, including, without limitation, software, firmware, hardware, networks, interfaces and related systems owned or used in the conduct of the business of the Company and its Subsidiaries are sufficient for the operation of the businesses of the Company and its Subsidiaries as presently conducted.

(b) The representations and warranties of the Company and its Subsidiaries made in this Section 5.14 are the exclusive representations and warranties made by or on behalf of the Company and its Subsidiaries with respect to intellectual property matters.

5.15 Environmental Matters. Except as set forth on Schedule 5.15 or as disclosed in the Environmental Reports (as defined below):

(a) The Company and each of its Subsidiaries has obtained and holds all Permits, licenses and other authorizations (“Environmental Permits”) required to be obtained and held by it for the operation of its business under Environmental Laws, other than those the failure of which to obtain has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and each of its Subsidiaries is (i) in compliance with all the Environmental Permits that it holds, and (ii) in compliance with all Environmental Laws presently in effect, except, in each case, for violations, if any, which have not, or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c) There are no civil, criminal or administrative actions, suits, proceedings or written notices of violation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries under Environmental Laws which have had, or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the Company’s knowledge, there have been no Releases of Hazardous Substances of any quantity reportable under any Environmental Law at any of the properties owned, leased or operated by the Company or any of its Subsidiaries, other than Releases that have been remediated or that do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. For purposes of this Agreement, “Release” shall have the meaning set forth in the definition of the term “release” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”). For purposes of this Agreement, “Hazardous Substances” shall mean those substances that are included within the definition of the term “hazardous substances” as defined in CERCLA, or in any analogous state Law, and petroleum, including crude oil and any fraction thereof.

(e) Neither the Company nor any of its Subsidiaries has received any written notice that it is subject to liability in connection with the presence of any Hazardous Substances at any Real Property or at any other location (including, without limitation, any location at or to which Hazardous Substances have been generated, treated, stored or disposed by or on behalf of the Company or any of its Subsidiaries), other than liability that does not have, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(f) None of the Company, any of its Subsidiaries or any of their respective assets is listed or proposed for listing on the National Priorities List (as defined in CERCLA) or, to the Company’s knowledge, on any similar list of sites requiring investigation or clean-up under state Laws.

(g) The Company has made available to the Buyer all material environmental reports in its possession or control that have been prepared in the last three (3) years and all such reports are set forth on Schedule 5.15 (the “Environmental Reports”).

(h) Neither the Company nor any of its Subsidiaries has assumed or accepted, or agreed to assume or accept, responsibility, by Contract, or otherwise, for any liability of any other Person under Environmental Laws.

(i) The representations and warranties of the Company and each of its Subsidiaries made in this Section 5.15 are the exclusive representations and warranties made by or on behalf of the Company and each of its Subsidiaries with respect to environmental matters.

5.16 Labor. There are no existing or, to the Company’s knowledge, threatened material labor or employment-related disputes involving any individual employee and/or a group or class of employees of the Company or any of its Subsidiaries which have had, or are reasonably likely to have, a Material Adverse Effect. Other than the collective bargaining agreements, union or other employee association agreements set forth on Schedule 5.16 (the “Collective Bargaining Agreements”), the Company and its Subsidiaries are not party to any Collective Bargaining Agreement with respect to any of the Company’s or any of its Subsidiaries’ employees, and to the Company’s knowledge, other than the labor union parties to the Collective Bargaining Agreements, no union represents or claims to represent or is attempting to organize any such employees. The Company and each of its Subsidiaries has complied in all material respects with all Collective Bargaining Agreements and related addenda agreements, including all side agreements, memoranda of understanding and letters of agreement. The Company and each of its Subsidiaries has complied in all material respects with all labor and employment Laws applicable to its businesses and employees, including without limitation those Laws relating to wages, hours, affirmative action, workplace safety or health, immigration, drug testing, equal employment opportunity, retaliation, whistleblowers, discrimination in employment and collective bargaining, in each case, except as would not reasonably be likely to result in a Material Adverse Effect. There is no material unfair labor practice charge or complaint against the Company or any of its Subsidiaries in respect of the Company’s or any of its Subsidiaries’ businesses pending or, to the Company’s knowledge, threatened before the National Labor Relations Board, any state labor relations board or any court or tribunal. There is no strike, slowdown or stoppage pending, or to the Company’s knowledge, threatened in respect of the Company’s or any of its Subsidiaries’ businesses and there has been no strike, dispute, request for representation, slowdown or stoppage within the past three (3) years in respect of the Company’s or any of its Subsidiaries’ businesses. Neither the Company nor any of its Subsidiaries is a federal or state contractor or subcontractor. The Company and each of its Subsidiaries are in material compliance with the terms and conditions of the Immigration Reform and Control Act of 1996, as amended, the Immigration and Nationality Act, as amended, and all other applicable immigration Laws, and all related regulations promulgated under any such Laws. Neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or any similar state or local Law (including, but not limited to, any plant closing, mass layoff or worker adjustment and retraining notification laws) during the last year.

5.17 Interests in Clients; Suppliers; Etc.; Affiliate Transactions. Except as set forth on Schedule 5.17, (i) there are no Contracts, liabilities or obligations between the Company or any of its Subsidiaries, on the one hand, and either (A) the Seller or any Affiliate of the Seller (other than the Company or any of its wholly owned Subsidiaries), or (B) any other Affiliate of the Company, on the other hand and (ii) neither the Seller, any Affiliate of the Seller nor any officer or director of the Company or any of its Subsidiaries possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a client, supplier, customer, lessor, lessee, or competitor of the Company or any of its Subsidiaries. Ownership of securities of a Person whose securities are registered under the Securities Exchange Act of 1934, as amended, of 2% or less of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 5.17.

5.18 Insurance. Set forth on Schedule 5.18 is an accurate and complete list of each current insurance policy which covers the Company and each of its Subsidiaries or their businesses, properties, assets or employees (including, without limitation, self-insurance), and lists whether such policies are ‘occurrence’ or ‘claims made’ policies.” Such policies are in full force and effect, all premiums due thereon have been paid, and the Company and each of its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. Neither the Company nor any of its Subsidiaries is in default under any of the insurance policies set forth on Schedule 5.18 (or required to be set forth on Schedule 5.18) and, to the knowledge of the Company, there exists no event, occurrence, condition or act (including, without limitation, the transactions contemplated under this Agreement) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Schedule 5.18 also sets forth a list of all pending claims and the claims history for the Company and each of its Subsidiaries during the past three (3) years (including, without limitation, with respect to insurance obtained but not currently maintained). The Company has made available to the Buyer all of its currently effective insurance policies.

5.19 Customers. Schedule 5.19 sets forth the top ten (10) customers (as determined based on the product revenues for the year ending December 31, 2007) of the Company and its Subsidiaries. Except as set forth on Schedule 5.19, as of the date of this Agreement, no such customer has canceled or otherwise terminated, or, to the Company’s knowledge, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice that any such customer may cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries, or purchase of the services and products of the Company and any of its Subsidiaries either as a result of the transactions contemplated hereby or otherwise.

5.20 Books and Records. The respective minute books of the Company and each of its Subsidiaries (to the extent the respective entities maintain minute books), as previously made available to the Buyer and its Representatives, contain records that are accurate in all material respects of all meetings of, and corporate action taken by (including, without limitation, action taken by written consent) the respective stockholders and boards of directors of the Company and each of its Subsidiaries. Set forth on Schedule 5.20 is a list of all entities as among the Company and each of its Subsidiaries that do not maintain any minute books. The failure to maintain such minute books will not have, and is not reasonably likely to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any of its records, systems, controls, data or information, recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including, without limitation, any electronic, mechanical or photographic process, whether computerized or not) which (including, without limitation, all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or any of its Subsidiaries.

5.21 Warranty Claims. Except as set forth on Schedule 5.8(a) and (b) and in the summary of Silica-Related Claims made available to the Buyer, to the Company’s knowledge, there are no pending or threatened Warranty Claims against the Company or any of its Subsidiaries in connection with the sales of the Company’s products, which Warranty Claims exceed $50,000 in the aggregate and are not covered by insurance. Except as set forth on Schedule 5.21, the Company does not make any representation or warranty to its customers with respect to products sold or services delivered by it. Schedule 5.21 contains a complete list of the Warranty Claims pending or, to the Company’s knowledge, threatened against the Company and any of its Subsidiaries and, at Closing, the Company shall provide the Buyer with a complete list of threatened or pending Warranty Claims against the Company and its Subsidiaries, to and including Closing. As used herein, the phrase “Warranty Claims” means claims by third parties for defects in products sold by the Company or any of its Subsidiaries which the customer claims do not meet the product warranty. To the Company’s knowledge, no basis exists for the recall of any products sold by the Company or any of its Subsidiaries.

5.22 Disclaimer of Other Representations and Warranties; Disclosure.

(a) Neither the Company nor any of its Subsidiaries makes or has made any representations or warranties relating to the Company, the businesses of the Company or any of its Subsidiaries, or otherwise in connection with the transactions contemplated hereby other than those expressly set out herein which are made by the Company. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has made, or shall be deemed to have made, any representations or warranties in any presentation of the businesses of the Company and any of its Subsidiaries in connection with the transactions contemplated hereby, or in any other written materials delivered to the Buyer in connection with any other such presentation (collectively, the “Offering Materials and Presentations”), and no statement contained in the Offering Materials and Presentations shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda of offering materials or presentations, including but not limited to the Offering Materials and Presentations, are not and shall not be deemed to be or to include representations or warranties of the Company or any of its Subsidiaries except as explicitly set forth in the representations and warranties herein. No Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by the Company or any of its Subsidiaries.

(b) Whenever a representation or warranty made by the Company herein refers to the “knowledge of the Company”, “the Company’s knowledge” or a phrase of similar meaning, such knowledge shall be deemed to consist only of the actual knowledge, after reasonable inquiry, of John A. Ulizio, William A. White, James I. Manion, Paul F. Guttmann, George H. Didawick Jr., Deborah A. Keyser (only with respect to Sections 5.13 and 5.16), Michael L. Thompson (only with respect to Sections 5.5, 5.18 and 5.21), and Greg Fell (only with respect to Section 5.15). Except as referred to in the immediately preceding sentence, the Company has not undertaken, nor shall the Company have any duty to undertake, any investigation concerning any matter as to which a representation or warranty is made as to the Company’s knowledge.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed by the Buyer in any Schedule delivered by the Buyer and attached to this Agreement and specifically referencing the applicable Section of this ARTICLE 6 (subject to Section 12.6) the Buyer represents and warrants to the Company and the Seller as follows:

6.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with requisite corporate power and authority to own its properties and carry on its business in all material respects as presently owned or conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not, individually or in the aggregate, materially impair the Buyer’s ability to effect the transactions contemplated hereby.

6.2 Binding Obligation. The Buyer has all requisite corporate authority and power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and thereby and the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Buyer and no other proceedings on the part of the Buyer are necessary to authorize the execution and delivery and performance of this Agreement by the Buyer. This Agreement has been duly executed and delivered by the Buyer, and assuming that this Agreement constitutes the legal, valid and binding obligations of the other parties hereto, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

6.3 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Buyer and performance by the Buyer of its obligations hereunder (i) do not result in any violation of the charter or by-laws or other constituent documents of the Buyer; (ii) except as set forth on Schedule 6.3, do not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which the Buyer is a party or by which it is bound or to which its properties are be subject; and (iii) assuming compliance with the matters addressed in Section 6.4, do not violate any existing applicable Law, rule, regulation, judgment, Order or decree or any Governmental Authority having jurisdiction over the Buyer or any of its properties; provided, however, that no representation or warranty is made in the foregoing clauses (ii) or (iii) with respect to matters that would not reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the transactions contemplated hereby.

6.4 No Governmental Authorization Required. Except for applicable requirements of the HSR Act or similar foreign competition or Antitrust Laws or as otherwise set forth in Schedule 6.4, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Buyer in connection with the due execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby; provided, however, that no representation and warranty is made with respect to authorizations, approvals, notices or filings with any Governmental Authority that, if not obtained or made, would not, individually or in the aggregate, materially impair Buyer’s ability to effect the transactions contemplated hereby.

6.5 Litigation. There is no claim, action, suit or legal proceeding pending or, to the knowledge of the Buyer, threatened, against the Buyer or its properties or assets, before any Governmental Authority which seeks to prevent the Buyer from consummating the transactions contemplated by this Agreement or which otherwise would reasonably be expected, individually or in the aggregate, to materially impair the Buyer’s ability to effect the transactions contemplated hereby or thereby.

6.6 Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby or thereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.

6.7 Financing.

(a) The Buyer has received executed commitment letters, attached hereto as Exhibit C, from the party identified therein (the “Equity Sponsor”) committing, subject to (and only to) the terms and conditions set forth therein, to provide equity financing to the Buyer (such commitment letter, the “Equity Commitment Letter”). A true, correct and complete copy of the Equity Commitment Letter is attached hereto as Exhibit C. The obligations to fund the commitments under the Equity Commitment Letter are not subject to any condition or limitation, other than the conditions expressly set forth in the Equity Commitment Letter. The Equity Commitment Letter has been duly executed by the Buyer and the Equity Sponsor, and the Equity Commitment Letter is in full force and effect and constitutes the valid and binding obligation of the Buyer and each other Person party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. As of the date hereof, no amendment or modification of any of the Equity Commitment Letters is contemplated by the Buyer, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any respect. There are no fees, expense reimbursement obligations or other amounts that are required to be paid by the Buyer prior to the Closing under or in respect of the Equity Commitment Letter. As of the date hereof, the Buyer has no reasonable basis for believing that any of the conditions to the financing contemplated by the Equity Commitment Letters that are within the Buyer’s control will not be satisfied on a timely basis or that the financing contemplated by the Equity Commitment Letter will not be made available on a timely basis, assuming that all conditions applicable thereto are met.

(b) The Buyer has received (i) a highly interested letter from Deutsche Bank Securities Inc., dated as of June 11, 2008, to provide a portion of the acquisition financing for the transactions contemplated by this Agreement, (the “Deutsche Bank Letter”), and (ii) a letter from CTL Capital LLC, dated as of June 6, 2008, expressing interest in providing a portion of the acquisition financing for the transactions contemplated by this Agreement through the securitization of certain of the assets of Affiliates of the Buyer (the “CTL Letter” and together with the Equity Commitment Letter and the Deutsche Bank Letter, the “Financing Letters”). As of the date hereof, in addition to the financing contemplated by the Financing Letters, the Buyer must obtain an additional $40,000,000 in financing (the “Additional Financing”) to have financing sufficient for the payment of the Transaction Consideration at Closing, as well as sufficient funds to pay, when due from the Buyer in accordance with this Agreement, all other obligations of the Buyer arising under this Agreement and the transactions contemplated hereby (including fees and expenses). As of the date hereof, the Buyer intends to obtain the Additional Financing pursuant to the issuance and sale of equity interests in the Buyer to third parties who are “friends and family” who have previously invested in transactions in which the Equity Sponsor has participated. Schedule 6.7 contains a non-exclusive list of the “friends and family” expected by the Buyer to purchase equity interests of the Buyer as part of the Additional Financing.

6.8 Buyer’s Reliance. The Buyer acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company’s Subsidiaries that it and its Representatives have desired or requested to see or review prior to being willing to enter into this Agreement, and that it and its Representatives have had a full opportunity to meet with the officers and employees of the Company and the Company’s Subsidiaries to discuss the business of the Company and any of its Subsidiaries sufficiently prior to being willing to enter this Agreement. The Buyer acknowledges that none of the Seller, the Company or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Interests, the Company or any of the Company’s Subsidiaries furnished or made available to the Buyer and its Representatives, including any financial projections or other forward-looking statements, except as expressly set forth in ARTICLE 4 or ARTICLE 5, and none of the Seller or any other Person (including any officer, director, member or partner of the Seller) shall have or be subject to any liability to the Buyer (except in the case of fraud), or any other Person, resulting from Buyer’s use of any information, documents or material made available to the Buyer, its Affiliates, its providers of financing and any Representative, agent or advisor of any such Person in any confidential information memoranda, “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Buyer acknowledges that, should the Closing occur, the Buyer shall acquire the Company and the Company’s Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in ARTICLE 4 or ARTICLE 5; provided, however, that nothing in this Section 6.8 is intended to limit or modify the representations and warranties contained in ARTICLE 4 or ARTICLE 5. The Buyer acknowledges that, except for the representations and warranties contained in ARTICLE 4 or ARTICLE 5, neither the Company, the Seller nor any other Person has made, and the Buyer has not relied on any other express or implied representation or warranty by or on behalf of the Company or the Seller. Nothing contained in this Section 6.8 is intended to limit or conflict in any manner with the obligations set forth in Section 7.1 hereof.

6.9 Accredited Investor. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, has the ability to bear the economic risks of the investment and is an “accredited investor” as defined in Rule 501 of Regulation D, promulgated under the Securities Act of 1933.

6.10 Solvency of the Company Following the Sale. Assuming (a) the Company and each Subsidiary of the Company: (i) is, immediately prior to the Closing, solvent (both because its financial condition is such that the fair market value of its assets is greater than the sum of its debts and because the fair saleable value of its assets is greater than the amount required to pay its probable liability on its existing debts as they mature); (ii) does not, immediately prior to the Closing, have unreasonably small capital with which to engage in its business; and (iii) has not, immediately prior to the Closing, incurred debts beyond its ability to pay them as they become due; and (b) the accuracy and completeness of the representations of the Company and its Subsidiaries contained herein (without regard to materiality or any Material Adverse Effect qualifiers stated therein), immediately following the Closing and after giving effect to the transactions contemplated by Section 7.17(a), USS Holdings and each of its Subsidiaries will not: (A) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature); (B) have unreasonably small capital with which to engage in its business; or (C) reasonably be expected to have incurred debts beyond its ability to pay them as they become due.

6.11 Exclusivity of Representations. The representations and warranties made by the Buyer in this Agreement are the exclusive representations and warranties made by or on behalf of the Buyer in connection with the transactions contemplated hereby. The Buyer hereby disclaims any other express or implied representations or warranties.

ARTICLE 7

COVENANTS

Unless this Agreement is terminated pursuant to ARTICLE 11, the parties hereto covenant and agree as follows:

7.1 Access and Information.

(a) During the period commencing on the date hereof and ending on the earlier of (i) the Closing and (ii) the date on which this Agreement is terminated pursuant to Section 11.1, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause their respective Representatives (including attorneys, accountants and other agents) to: (i) afford, to the Buyer and its Representatives (including accounting, legal and other representatives) and potential financing sources, as well as their respective Representatives, reasonable access during normal business hours, to the properties of the Company and each of its Subsidiaries, the Company’s and each of its Subsidiaries’ customers, suppliers and Representatives and to business, financial, legal, tax, compensation, audit, accounting and other data and information concerning the business of the Company and each of its Subsidiaries, and (ii) furnish reasonably promptly to the Buyer and its Representatives such information concerning the business, properties, contracts and personnel of the Company and each of its Subsidiaries as may be reasonably requested, from time to time, by the Buyer; provided that the Company may restrict the foregoing access to the extent any Law (including any Antitrust Law) applicable to the Company requires it or any of its Subsidiaries to restrict access to any of its business, properties, information or personnel; and provided, further, that such access shall not unreasonably disrupt the operations of the Company or any of its Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section 7.1 shall affect or be deemed to modify any representation or warranty made by any party hereunder. Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries be required to obtain new surveys or consent to or conduct any environmental sampling, including any sampling of the air, soil, surface water or ground water on the Real Property, except to the extent any such sampling is conducted by the Company or any Subsidiary in the ordinary course of business. Any new title policies requested by the Buyer shall be required to be obtained by the Company provided that they are paid for by the Buyer. Nothing herein shall obligate the Seller, the Company or any of its Subsidiaries to provide any information that would violate any obligations of confidentiality or would result in a loss of privilege; provided, that the Company and each of its Subsidiaries shall make appropriate substitute arrangements to cause any such privileged information to be provided, to the extent reasonably practicable, in a manner that is not reasonably likely to result in any such loss of privilege; provided, further, that if so requested by the Buyer, the Company shall use its reasonable best efforts to seek and obtain a waiver of such confidentiality obligation (which efforts shall not include any obligation to pay a fee to the waiving party or agree to any adverse contractual modifications to obtain such waiver).

(b) The Seller and the Company hereby authorize the Buyer, subject to the Buyer’s obligations under Section 7.14(c) hereof, to meet with existing customers and suppliers of the Company and its Subsidiaries and shall exercise commercially reasonable efforts to facilitate such discussions; provided, that with respect to meetings with any Applicable Customer, an officer or employee of the Company shall receive a reasonable amount of advance notice of any such meeting and shall be afforded a reasonable opportunity to attend any telephonic or in-person meetings with such Applicable Customer. As used herein, “Applicable Customer” means any customer of the Company or any of its Subsidiaries who does not purchase sand for use as “frac sand” from the Company or any of its Subsidiaries or any customer of the Company or any Subsidiary listed on Schedule 5.19 as a top ten (10) customer.

7.2 Regulatory Filings.

(a) The Buyer and the Company shall, if required by applicable Law, within ten (10) days following the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act (it being agreed that the parties shall request early termination of the waiting period under the HSR Act). The Buyer, on the one hand, and the Seller, on the other hand, shall equally split all filing fees and other charges for the filing under the HSR Act.

(b) Each of the Buyer and the Company, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under Laws, rules and regulations applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its commercially reasonable efforts to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Governmental Authorities and other Persons necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions.

(c) The Buyer, the Company and the Seller shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in Sections 7.2(a) and 7.2(b). The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing.

(d) Notwithstanding anything to the contrary herein, if any Order is made by any Governmental Authority or any suit is threatened or instituted challenging any of the transactions contemplated by this Agreement as violative of any Antitrust Law, the Buyer, the Company and the Seller shall take such action as may be required (i) by the applicable Governmental Authority (including, without limitation, the Antitrust Division of the United States Department of Justice or the Federal Trade Commission) in order to resolve such objections as such Governmental Authority may have to such transactions under such Antitrust Law or (ii) by any domestic or foreign court or similar tribunal, in any suit brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of the transactions contemplated by this Agreement.

(e) Each of the Buyer, the Company and the Seller shall promptly inform the other parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement. If the Buyer or the Company or any of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party or parties, an appropriate response in compliance with such request. Each of the Buyer, the Company and the Seller will advise the other parties promptly in respect of any understandings, undertakings or agreements (oral or written) which the Buyer, the Company or the Seller proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement. No party shall participate in any meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate; provided, however that nothing herein shall preclude any party from participating in discussions with a Governmental Authority without participation by the other party where the discussions are initiated by the Governmental Authority, or where the subject matter in the reasonable judgment of that party cannot be effectively discussed in the presence of the other party.

7.3 Conduct of Business.

Prior to the Closing, and except as otherwise (i) contemplated by this Agreement (including Section 7.17), (ii) set forth in Schedule 7.3 or (iii) consented to or approved by the Buyer (which consent or approval shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that:

(i) it shall, and shall cause each of its Subsidiaries to, conduct and operate the businesses only in the ordinary and usual course and consistent with past practice and use all reasonable commercial efforts to preserve the properties and relationships with material suppliers and customers of such businesses;

(ii) it shall not, and shall cause each of its Subsidiaries not to, issue or sell any shares of capital stock or membership interests, as the case may be, of the Company or |, or issue or sell any options, warrants or other rights of any kind to acquire any such shares or membership interests or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such shares or membership interests, or enter into any agreement obligating it to do any of the foregoing;

(iii) it shall not, and shall cause each of its Subsidiaries not to, grant or agree to grant, other than in the ordinary course of business, any bonus to any employee, any general increase in the rate of salary or compensation of any employee or provide for any new pension or welfare plan or other retirement or employment benefits to any of its employees or any increase in any existing benefits; provided that the entry into agreements of the type described in clause (ii) of the definition of Transaction Expenses and payments pursuant to such agreements shall be permitted hereunder;

(iv) except for cash dividends, it shall not, and shall cause each of its Subsidiaries not to, declare, set aside or pay any dividends or other distributions in respect of its capital stock or membership interests, or make any direct or indirect payment or loan to the Seller or to any Affiliate of the Seller;

(v) it shall not, and shall cause each of its Subsidiaries not to, (x) amend its certificate or articles of incorporation, certificate of formation, bylaws or operating agreement or similar organizational document or agreement, as the case may be, or (y) merge, amalgamate or consolidate with any other Person, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other Person;

(vi) it shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or terminate any Employee Benefit Plan or any Collective Bargaining Agreement for the benefit of any directors, officers or employees, in each case except as required by applicable Law;

(vii) it shall not, and shall cause each of its Subsidiaries not to, enter into, materially amend, become subject to or terminate: (A) any Contract of a type described in Section 5.10, outside the ordinary course of business or (B) any Ottawa Contract or Frac Sand Contract;

(viii) it shall not, and shall cause each of its Subsidiaries not to, incur, assume or modify any Indebtedness, except the Indebtedness incurred pursuant to existing credit agreements disclosed on Schedule 5,10(a)(viii) in the ordinary course of business consistent with past practice;

(ix) it shall not, and shall cause each of its Subsidiaries not to, subject any of its properties or assets or any capital stock, membership interests or other equity or voting interests to any Encumbrances (other than Permitted Encumbrances);

(x) it shall not, and shall cause each of its Subsidiaries not to, sell, transfer, lease, license or otherwise dispose of any assets or properties except for (A) sales of inventory in the ordinary course of business consistent with past practice and (B) leases or licenses entered into in the ordinary course of business consistent with past practice;

(xi) it shall not, and shall cause each of its Subsidiaries not to, acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(xii) it shall not, and shall cause each of its Subsidiaries not to, make any capital expenditure or commitment therefor in excess of $250,000 individually or in the aggregate or otherwise acquiring any assets or properties (other than supplies or inventory in the ordinary course of business consistent with practice), except for any capital expenditures or commitments therefor set forth in the May 31, 2008 capital projections of the Company and its Subsidiaries disclosed to the Buyer;

(xiii) it shall not, and shall cause each of its Subsidiaries not to, write-off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business consistent with past practice charged to applicable reserves which individually or in the aggregate are not material to the Company and its Subsidiaries, taken as a whole;

(xiv) it shall not, and shall cause each of its Subsidiaries not to, make any change in any method of accounting or auditing practice other than those required by GAAP;

(xv) it shall not, and shall cause each of its Subsidiaries not to, (1) make any Tax election or settle and/or compromise any material Tax liability; (2) prepare any Tax Returns in a manner which is materially inconsistent with the past practices of the Company or such Subsidiary, as the case may be, with respect to the treatment of items on such Tax Returns; (3) incur any liability for Taxes other than in the ordinary course of business; or (4) file an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries;

(xvi) it shall not, and shall cause each of its Subsidiaries not to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payments, discharges or satisfactions of such claims, liabilities or obligations in the ordinary course of business and consistent with past practice;

(xvii) it shall not, and shall cause each of its Subsidiaries not to, plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries (other than routine employee terminations for cause);

(xviii) it shall not, and shall cause each of its Subsidiaries not to, make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions by the Company or any of its Subsidiaries to any direct or indirect wholly owned Subsidiary of the Company;

(xix) it shall not, and shall cause each of its Subsidiaries not to, enter into any Contract or letter of intent (whether or not binding) with respect to, or committing or agreeing to do, whether or not in writing, any of the foregoing;

(xx) it shall confer on a regular basis with one or more designated Representatives of the Buyer to report on the general status of ongoing operations; and

(xxi) it shall keep, all insurance policies currently maintained with respect to the Company and each of its Subsidiaries and their respective assets and properties, or suitable replacements or renewals, in full force and effect through the close of business on the Closing Date.

With respect to item (iv) on Schedule 7.3, the Seller and the Company shall keep the Buyer reasonably informed of the status and progress of such actions and shall consult with the Buyer with respect to the manner in which such actions are effected and the consequences thereof and as to such other related matters as the Buyer shall reasonably request.

7.4 Employee Matters.

(a) The Buyer shall ensure that all Persons who were employed by the Company or any of its Subsidiaries immediately preceding the Closing Date, including those on vacation, leave of absence or maternity or disability leave, other than employees to whom a Collective Bargaining Agreement applies (the “Active Employees”) will be employed by the Buyer or an Affiliate of the Buyer (including but not limited to the Company or any of its Subsidiaries) on and immediately after the Closing Date, on substantially the same terms (including salary, fringe benefits, job responsibility and location) as those provided to such employees immediately prior to the Closing Date, excluding stock or equity-based compensation and severance, retention, change in control or similar-type compensation, except as otherwise provided in this Section 7.4. The Buyer agrees (i) to recognize, and to cause the Company, and each of its Subsidiaries, as applicable, to recognize the unions, which are parties to the Collective Bargaining Agreements identified in Schedule 5.16 as the sole and exclusive collective bargaining agents, as of the Closing Date and immediately thereafter, for the employees represented by such unions as of the Closing Date who will continue employment with the Company or any of its Subsidiaries after the Closing Date, (ii) that on and immediately after the Closing Date the Company and each of its Subsidiaries presently party to any Collective Bargaining Agreement identified on Schedule 5.16 shall continue to be bound by the terms of such agreement, and (iii) that it shall cause the Company and each of its Subsidiaries to comply with its respective obligations under such Collective Bargaining Agreements. The Buyer shall not, at any time prior to 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN affecting in whole or in part any facility, site of employment, operating unit or employee of the Company or any of its Subsidiaries without complying fully with the requirements of WARN.

(b) For the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (i) the Buyer shall cause the Active Employees who are employed with the Company or any of its Subsidiaries during such period and their covered dependents to be provided with Employee Benefit Plans (including but not limited to a 401(k) plan, life insurance, medical benefits, disability benefits and other employee welfare benefit plans, programs, policies or arrangements that provide benefits) that are no less favorable in the aggregate than the benefits, plans, programs, policies and arrangements that were provided to such individuals immediately prior to the Closing Date, other than stock or equity-based compensation and severance, retention, change in control or similar type compensation, except as otherwise provided in this Section 7.4 (the “Buyer Plans”), and (ii) the Buyer shall cause Persons who are employed with the Company or any of its Subsidiaries during such period and who would be Active Employees but for the fact that they are subject to a Collective Bargaining Agreement to be provided with such benefits, plans, programs, policies and arrangements at least equal to the benefits, plans (including but not limited to the Multiemployer Plans), programs, policies and arrangements required to be provided to them under such Collective Bargaining Agreement. The Buyer shall cause the Buyer Plans to count for purposes of eligibility and vesting and benefit levels under such plans all service of the Active Employees that was counted for such purpose under the Company’s plans and arrangements. In addition, the Buyer shall cause the Buyer Plans to grant credit to the Active Employees and their covered dependents for payments made by such individuals toward out-of-pocket maximums and deductibles for the year in which the Closing Date occurs and to waive any pre-existing condition restrictions under the Buyer’s Plans with respect to such individuals.

(c) In the event that the employment of any Active Employee is terminated in accordance with the policies and arrangements set forth in Schedule 7.4(c), the Buyer shall cause to be provided to such Active Employee severance benefits no less favorable than the severance benefits applicable to such Active Employee listed or set forth on Schedule 7.4(c).

(d) The Company, the Buyer and the Buyer’s Affiliates shall cooperate as may reasonably be requested with respect to each of the filings, calculations and other actions necessary to effect the transactions contemplated by this Section 7.4 and in obtaining any governmental approvals required hereunder.

(e) Nothing in this Section 7.4 or this Agreement, express or implied, shall: (i) confer upon any employee of the Company or any of its Subsidiaries, or any Representative of any such employee, or any other Person who is not a party hereto or who is explicitly stated as entitled to benefits hereunder, any rights or remedies, under this Agreement, including any right to employment or continued employment for any period or term of employment, for any nature whatsoever, (ii) subject to the foregoing requirements of this Section 7.4, be interpreted to prevent or restrict the Buyer or its Affiliates from modifying or terminating the employment or terms of employment of any such employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date, or (iii) prevent the Buyer or its Affiliates from negotiating new collective bargaining agreements or amending the Collective Bargaining Agreements (in accordance with the terms of the Collective Bargaining Agreements) prior to or upon their termination in accordance with their terms.

7.5 Tax Matters. The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as among the Buyer, the Seller and the Company for certain Tax matters:

(a) The Buyer shall timely prepare and file or cause to be prepared and filed all Tax Returns of the Company and each of its Subsidiaries that are required to be filed after the Closing Date and shall pay the Taxes shown as due on such Tax Return for any taxable year or period ending on or before the Closing Date (“Pre-Closing Tax Period”) and for any Overlap Period. If any Tax shown as due on such Tax Return is payable by the Seller (taking into account indemnification obligations hereunder), the Buyer shall provide the Seller with a substantially final draft of such Tax Return at least thirty (30) days prior to the due date for such Tax Return (or if required to be filed within fifteen (15) days after the Closing or within thirty (30) days after the end of the taxable period to which such Tax Return relates, as soon as possible following the

Closing Date or the end of such taxable period, as the case may be). The Seller shall notify the Buyer of any objections that the Seller has to any items set forth in any such draft Tax Return, and the Buyer and the Seller shall agree to consult and resolve in good faith any such objection. Such Tax Returns shall be prepared or completed in a manner consistent with prior practice of the Company and each of its Subsidiaries with respect to Tax Returns concerning the income, properties or operations of the Company and each of its Subsidiaries, except as otherwise required by Law or regulation or otherwise consented to in writing by the Seller prior to the filing thereof (which consent shall not be unreasonably withheld, delayed or conditioned). In the event that Buyer and the Seller are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing (including extensions), such dispute shall be resolved by the Independent Accountants pursuant to Section 7.5(f), whose resolution shall be binding on the parties. If the dispute is not resolved by the Independent Accountants at least three (3) days prior to the due date for filing, then such Tax Return shall be filed as prepared by the Buyer, subject to subsequent amendment that may be necessary to reflect the Independent Accountants’ ultimate resolution of the dispute.

(b) The Seller shall promptly notify the Buyer in writing upon receipt by the Seller or any Affiliate of the Seller of notice of any pending or threatened Tax audits, assessments or proceedings against or with respect to the Company or any of its Subsidiaries (“Tax Proceeding”). The Buyer shall promptly notify the Seller in writing upon receipt by the Buyer or any Affiliate of the Buyer of notice of any pending or threatened Tax Proceeding for any Pre-Closing Tax Period or Overlap Period, provided, however, the failure of the Buyer to give such notice shall only relieve the Seller from its indemnification obligations hereunder (if any) to the extent it is actually prejudiced by such failure. The Seller shall have the exclusive right, at the Seller’s expense, to represent the interests of the Company and each of its Subsidiaries in any and all Tax Proceedings relating to Tax Returns for Pre-Closing Tax Periods to the extent that the Seller may have an indemnification obligation with respect to Taxes hereunder, provided, however, that the Buyer shall have the right to participate in any such Tax Proceeding and to employ counsel of its choice for purposes of such participation to the extent that any such compromise, settlement, consent or agreement would have an adverse affect on the Buyer and its Affiliates or would increase the Taxes of the Buyer, any of its Affiliates, the Company or any of its Subsidiaries for any taxable period ending after the Closing Date. Without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, the Seller shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement would have an adverse effect on the Buyer and its Affiliates or would increase the Taxes of the Buyer, its Affiliates, the Company and any of its Subsidiaries for any taxable period ending after the Closing Date. The Seller shall promptly notify the Buyer if the Seller decides not to control the defense or settlement of any Tax claim which it is entitled to control pursuant to this Agreement, and upon receipt of such a notice, or if the Seller otherwise fails to reasonably undertake the activities necessary or appropriate to the conduct of any Tax Proceedings it is entitled to control under this Section 7.5(b), the Buyer shall thereupon be permitted to defend and settle such proceeding without prejudice to its right to indemnification under this Agreement. The Buyer shall control all Tax Proceedings related to an Overlap Period, provided, however, that, without the prior written consent of the Seller, which shall not be unreasonably withheld, conditioned or delayed, the Buyer shall not agree or consent to compromise or settle any issue or claim arising in any such Tax Proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement would result in an indemnification obligation owing by the Seller to the Buyer.

(c) Notwithstanding anything to the contrary contained or implied in this Agreement, after the Closing Date, unless required by Law, neither the Buyer nor any Affiliate of the Buyer (including the Company or any of its Subsidiaries) shall, without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed), file or cause to be filed any amended Tax Return or claim for Tax refunds for any Pre-Closing Tax Period with respect to the Company or any of its Subsidiaries (or relating to their income, properties or operations) if any such filing would increase the Tax liability of the Seller, the Company or any of its Subsidiaries or their respective Affiliates for any Pre-Closing Tax Period. The Seller shall be entitled to retain any Tax refunds of overpaid Taxes (except to the extent such Tax refunds are included in Current Assets of the Company in computing Working Capital of the Company or are attributable to the carryback of losses or credits arising in a taxable year or period ending after the Closing Date) of or relating to the Company or any of its Subsidiaries not received prior to the Closing Date for Pre-Closing Tax Periods. If the Buyer or its Affiliates (including, without limitation, the Company or any of its Subsidiaries) receives any such refund, the Buyer shall promptly pay (or cause to be paid) the amount of the Tax refund (including, without limitation, interest received from a Taxing Authority with respect thereto but reduced by any Taxes incurred by the Buyer, the Company or any Affiliate with respect to such Tax refund) to the Seller, and further reduced by the amount of such Tax refund that is required to be paid to any Person under the Membership Interest Purchase Agreement dated September 13, 2007 among Hourglass Holdings, LLC, Harvest Partners V, L.P. (solely for purposes of Section 9.15 thereof), HP V AIV-1, L.P., Harvest Strategies Associates V, L.P., the Company and the Unit Holders party thereto or the Agreement and Plan of Merger dated June 19, 2007 by and among Hourglass Holdings, LLC, Hourglass Acquisition, Inc., USS Holdings, Inc., the Institutional Stockholders and CCMP Capital Advisors, LLC (as the Stockholders’ Representative).

(d) After the Closing Date, the Buyer and the Seller shall provide each other with such cooperation and information relating to the Company and each of its Subsidiaries as any other party may reasonably request in (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any Tax Proceeding, or (iv) effectuating the terms of this Agreement. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 7.5(d).

(e) The Seller shall terminate or cause to be terminated any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between the Seller or any predecessors or Affiliates of the Seller, on the one hand, and the Company and any of its Subsidiaries, on the other hand, for all Taxes imposed by any Taxing Authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

(f) At the request of the Buyer or the Seller, any dispute between the parties relating to the any matter in Section 7.5(b) shall be referred to the New York City, New York office of KPMG LLP (the “Independent Accountants”). The fees, costs and expenses of the Independent Accountants shall be borne equally by the Seller and the Buyer.

(g) All amounts paid pursuant to this Section 7.5 and pursuant to the indemnification provisions of ARTICLE X shall, to the extent permitted by applicable Law, be treated as adjustments to the purchase price for all Tax purposes.

7.6 Non-solicitation.

(a) From the date hereof until the earlier of (x) the Closing and (y) two (2) years following termination of this Agreement, neither the Buyer nor any of its Affiliates shall directly or indirectly, solicit, encourage, entice, induce or employ any Person who is a Key Employee of the Company or any of its Subsidiaries at the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with the Company or any of its Subsidiaries; provided, that the foregoing restrictions shall not apply to general advertisements or other general solicitations not targeted at any such Persons or the employment or engagement of any Person who responds to such general advertisements or general solicitations. The Buyer agrees that money damages shall not be an adequate remedy and that the Company and each of its Subsidiaries shall be entitled to equitable relief, including but not limited to injunctive relief, in the event of any breach by the Buyer of this Section 7.6, in addition to any other remedies available to the Company or any of its Subsidiaries at Law. Preferred Unlimited Inc. and Preferred Rocks of Genoa, Inc., who constitute all of the Buyer’s Affiliates conducting business in an industry in which the Company and its Subsidiaries are known by the Buyer to conduct business, have delivered to the Company letter agreements memorializing their agreement to be bound by the provisions of this Section 7.6(a).

(b) From the Closing Date until the second (2nd) anniversary of the Closing, the Seller shall not, directly or indirectly, solicit, encourage, entice or induce any Person who is a Key Employee of the Buyer, the Company or any of its Subsidiaries (or any Person who ceased to be a Key Employee of the Buyer, the Company or any Subsidiary within the six (6) month period prior to the date of such attempted solicitation, employment or retention) to terminate his or her employment with the Buyer or the Company or any of its Subsidiaries, or employ or otherwise retain such

Key Employee; provided, that the foregoing restrictions shall not apply to general advertisements or other general solicitations not targeted at any such Persons or the employment or engagement of any Person who responds to such general advertisements or general solicitations. It shall not be deemed to be a direct or indirect action of the Seller if any action specified herein is taken by any Affiliate of the Seller that the Seller does not “control.” For purposes of this Section 7.6(b), “control” means: (i) the direct or indirect ownership of a majority of the outstanding voting securities of a Person; or (ii) the direct or indirect possession of the right to appoint a majority of the directors of a Person that is a corporation (or, with respect to any other Person, the right to appoint a similar governing body).

7.7 Books and Records. The Buyer shall, and shall cause the Company and each of its Subsidiaries to, retain for a period of seven (7) years all books, records and other documents pertaining to the businesses of the Company or any of its Subsidiaries in existence on the Closing Date and to make the same reasonably available after the Closing Date for inspection and copying by the Seller or any Representative of the Seller, subject, with respect to such Representative, to reasonable confidentiality obligations imposed by the Buyer regarding such information, at the Seller’s expense during the normal business hours of the Buyer, the Company or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed by the Buyer or the Company or any of its Subsidiaries without first advising the Seller in writing and giving the Seller a reasonable opportunity to make copies thereof. The Seller requesting such information and assistance shall reimburse the Buyer for all reasonable out-of-pocket costs and expenses incurred by the Buyer or any Affiliate thereof in providing such information. In no event shall the Buyer or any of its Affiliates be deemed to have made any representation or warranty as to any information provided pursuant to this Section 7.7. Nothing herein shall obligate the Buyer or any of its Affiliates to provide any information that would violate any obligations of confidentiality or result in a loss of privilege; provided, that the Buyer and each of its Affiliates shall make appropriate substitute arrangements to cause such information to be provided, to the extent if reasonably practicable, in a manner that is not reasonably likely to result in any such loss of privilege.

7.8 Announcements. None of the parties hereto shall issue any press release or otherwise make any public statement or other disclosure to any third party, with respect to this Agreement and the transactions contemplated hereby without the prior consent of the Buyer and the Seller, except as may be required by applicable Law and except that, in connection with its discussions with third parties contemplated by Section 7.1(b) and Section 7.14(c), the Buyer may disclose the existence of (but not the terms of) this Agreement. If a public statement is required to be made by Law, the Buyer or the Seller, as applicable, shall use commercially reasonable efforts to provide at least one (1) Business Day’s advance notice of any such disclosure, which notice shall disclose in reasonable detail the reason for such disclosure.

7.9 Efforts.

(a) The Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing to consummate the transactions contemplated in this Agreement, including using reasonable best efforts to (i) maintain in effect the commitment for the financing set forth in the Equity Commitment Letters, (ii) negotiate definitive agreements with respect to the financing transactions contemplated by the Deutsche Bank Letter and/or the CTL Letter, (iii) satisfy on a timely basis all conditions in the Equity Commitment Letters applicable to the Buyer and its Affiliates that are within their control, and (iv) arrange the Additional Financing or, if necessary, any additional or alternative financing from lenders or other Persons to pay the amounts due at the Closing (including fees and expenses). The Buyer shall use its reasonable best efforts to cause the lenders and the other Persons providing the Financing to fund when required to consummate the transactions contemplated hereby. The Buyer shall give the Company prompt notice of any material breach by any party to the Equity Commitment Letters of which the Buyer becomes aware or any termination of the commitments under the Equity Commitment Letters. The Buyer shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing.

(b) Subject to the Buyer’s compliance with its obligations under this Section 7.9, the Seller, the Company and the Company’s Subsidiaries shall provide reasonable cooperation to the Buyer in response to reasonable requests from the Buyer in connection with the Buyer’s efforts to obtain the Financing, which reasonable cooperation shall include making its senior management reasonably available with reasonable prior notice to participate from time to time in “road shows” scheduled in connection with the Financing and, subject to the limitations in Section 7.9(c) below, to cooperate with the Buyer in making reasonable arrangements for the execution and delivery of definitive documents in connection with the Financing.

(c) The Buyer shall promptly after request by the Seller, reimburse the Seller, the Company and the Company’s Subsidiaries for all out-of-pocket costs incurred by the Seller, the Company or any of its Subsidiaries in connection with any cooperation provided by them in connection with the Financing, and neither the Company nor the Seller shall bear any costs or expenses in connection with such cooperation, except those reimbursed by the Buyer. The Buyer shall also indemnify and hold harmless the Seller, the Company and each of its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with, arising out of or relating to the arrangement of the Financing and any information utilized in connection therewith, except to the extent that such losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the willful misconduct or fraud of the Seller, the Company or any of its Subsidiaries or otherwise constitutes a breach under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Seller, the Company or any of its Subsidiaries shall not be required to execute and deliver any commitment letters, engagement, underwriting or placement agreements, pledge and security documents, certificates or other definitive financing documents or documents ancillary thereto that would be effective prior to the Closing or obtain any opinions of counsel in connection with the Financing or to take any of the other actions specified in Section 7.1(a) with respect to sampling not required to be taken pursuant to such Section 7.1(a). Any new title policies requested by the Buyer shall be required to be obtained by the Company provide that they are paid for by the Buyer. In no event shall the Company or any of its Subsidiaries be required to obtain new surveys.

7.10 Letters of Credit Relating to Surety Bonds. At and upon the Closing, the Buyer agrees to replace all of the letters of credit of the Company and its Subsidiaries set forth on Schedule 7.10 and all of the letters of credit issued by the Company or its Subsidiaries between the date hereof and the Closing Date in the ordinary course of business consistent with past practice or if acceptable to the financial institutions party thereto, at the Buyer’s election and expense, maintain such letters of credit in effect as they exist immediately prior to the Closing, provided that for the avoidance of doubt the Buyer shall be responsible for amounts drawn or called under such letters of credit as of the Closing. Section 280G. Prior to the Closing, the Company and each of its Subsidiaries shall take or cause to be taken all steps to satisfy the requirements of Section 280G(b)(5) of the Code so that the tax deductions with respect to any and all payments and benefits (including all payments in the nature of compensation within the meaning of Section 280G(b)(2) of the Code) the Company and any of its Subsidiaries (and/or any other Person who may be a payor of a parachute payment within the meaning of the Treasury Regulations promulgated under Section 280G of the Code) have made or paid or are or may be obligated to make or pay that would or may be “parachute payments” (as defined in Section 280G(b)(2) of the Code) shall not be disallowed under Section 280G of the Code, and the individuals who receive such payments and benefits shall not be subject to the excise tax imposed by Section 4999 of the Code. Each agreement and other document contemplated by this Section 7.11 shall be reasonably satisfactory to the Buyer.

7.12 Officer and Director Indemnification and Insurance.

(a) The Buyer agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, members, officers or employees of the Company or any of its Subsidiaries, as provided in the respective certificates of formation or by-laws, or other similar organizational or governing documents, or in indemnification agreements, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of at least six (6) years after the Closing Date.

(b) The Buyer shall, or shall cause the Company and each of its Subsidiaries to, maintain, in effect for six (6) years from the Closing Date, at no expense to the beneficiaries thereof, the current policies of the directors’ and officers’ liability insurance maintained by the Company and each of its Subsidiaries (provided that the Buyer may substitute therefor policies of at least the same coverage, with an insurer of no lower financial rating, and containing terms and conditions which are no less advantageous on an aggregate basis to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Closing Date

7.13 Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with ARTICLE 11, and from and after the Closing, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby.

7.14 Confidentiality.

(a) From and after the Closing, the Seller shall, and shall cause its Affiliates to, keep confidential all confidential information relating to the business of the Company and the Company’s Subsidiaries (the “Confidential Information”) and shall not use such Confidential Information or disclose such Confidential Information to any other Person, except, in each of the foregoing cases, to the extent necessary to comply with its obligations under this Agreement. In the event that, after the Closing Date, the Seller or any of its Affiliates is required by deposition, interrogatory, request for documents, subpoena, civil litigation demand, or similar process to disclose any of the Confidential Information, the Seller or such Affiliate thereof shall provide the Buyer with prompt written notice of such requirement, shall reasonably cooperate, at the Buyer’s expense, with any effort the Buyer may make to obtain a protective order or similar action to prevent the disclosure of Confidential Information, and if no such order is obtained or if the Buyer waives the requirement of this Section 7.14(a), the Seller or its Affiliate, as applicable, shall furnish only the portion of the Confidential Information that it is advised by counsel is legally required, and the Seller or its Affiliate, as applicable, shall exercise reasonable best efforts to obtain reliable assurance that confidential treatment shall be accorded such Confidential Information. The obligations of the Seller and its Affiliates under this Section 7.14(a) shall not apply to any Confidential Information that (a) is or becomes generally available to the public without breach of the commitment provided for in this Section 7.14(a), or (b) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided, however, that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (ii) to the extent required by Law or regulation, (iii) to the extent necessary in connection with any suit, action, dispute or proceeding relating to this Agreement or the exercise of any remedy hereunder, and (iv) to such party’s Representatives that need to know such information and who agree to keep such information confidential on the terms set forth in this Section 7.14(a) on terms that provide the Buyer the right to enforce such obligations; provided, that in the case of (i) and (ii), the Seller shall provide the Buyer with prompt notice so that the Buyer may seek a protective order or other appropriate remedy and the Seller shall reasonably cooperate, at Buyer’s expense, with the Buyer in any reasonable effort undertaken to obtain a protective order or other remedy.

(b) [Reserved.]

(c) From the date hereof until the occurrence of the Closing, the Buyer shall, and shall cause its Affiliates to, keep confidential all Confidential Information and shall not use such Confidential Information or disclose such Confidential Information to any other Person, except, in each of the foregoing cases: (i) to the extent necessary comply with its obligations under this Agreement; (ii) to potential financing sources to secure the Financing in accordance with its obligations under this Agreement provided that they shall have signed a confidentiality agreement in form and substance reasonably acceptable to the Company pursuant to which the Buyer shall use reasonable efforts to provide that the Company is a third party beneficiary and, if it is not able to make the Company a third party beneficiary then the Buyer, shall agree to be responsible for any breaches thereof by such financing sources with respect thereto; (iii) to existing or potential customers or suppliers of the Buyer, the Company or any of its Subsidiaries to the extent that the Buyer, in its reasonable discretion, determines such disclosure is necessary for the Buyer to assure that such existing or potential customer or supplier maintains its, or enters into a, relationship with the Buyer, the Company or any of its Subsidiaries after the Closing and (iv) to potential purchasers of the assets of the business of the Company or any of its Subsidiaries after the Closing, to the extent that the Buyer, in its reasonable discretion, determines that such disclosure is necessary for the Buyer to pursue a transaction with such purchasers; provided, that with respect to disclosures under items (iii) and (iv), the only Confidential Information that may be disclosed is the information set forth on Schedule 7.14(c) hereto. In the event that, after the Closing Date, the Buyer or any of its Affiliates is required by deposition, interrogatory, request for documents, subpoena, civil litigation demand, or similar process to disclose any of the Confidential Information, the Buyer or such Affiliate shall provide the Seller with prompt written notice of such requirement, shall reasonably cooperate, at the Seller’s expense, with any effort the Seller may make to obtain a protective order or similar action to prevent the disclosure of Confidential Information, and if no such order is obtained or if the Seller waives the requirement of this Section 7.14(c), the Buyer or such Affiliate, as applicable, shall furnish only the portion of the Confidential Information that it is advised by counsel is legally required, and the Buyer or such Affiliate, as applicable, shall exercise reasonable best efforts to obtain reliable assurance that confidential treatment shall be accorded such Confidential Information. The obligations of the Buyer and its Affiliates under this Section 7.14(c) shall not apply to any Confidential Information that (a) is or becomes generally available to the public without breach of the commitment provided for in this Section 7.14(c), or (b) is or becomes available to such party on a nonconfidential basis from a source other than any of the parties hereto or any of their respective Representatives, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided, however, that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (ii) to the extent required by Law or regulation, (iii) to the extent necessary in connection with any suit, action, dispute or proceeding relating to this Agreement or the exercise of any remedy hereunder, and (iv) to such party’s Representatives that need to know such information and who agree to keep such information confidential on the terms set forth in this Section 7.14(c) on terms that provide the Company the right to enforce such obligations; provided, that in the case of (i) and (ii), the Buyer shall provide the Seller with prompt notice so that the Seller may seek a protective order or other appropriate remedy and the Buyer shall reasonably cooperate, at the Seller’s expense, with the Seller in any reasonable effort undertaken to obtain a protective order or other remedy.

7.15 Release of Claims. Effective immediately following the Closing, the Seller does hereby, and shall cause each of its Affiliates to, fully and unconditionally remise, release and forever discharge the Company and each of its Subsidiaries and their respective Representatives, in each case past, present, or as they may exist at any time prior to or after the date of this Agreement (collectively, the “Released Parties”), from any and all actions, suits, claims, counter claims, damages, obligations, liabilities, losses, debts, checks, agreements, promises, costs, expenses and demands whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, fixed or contingent, that the Seller or any Affiliate thereof, ever had, now has, claims to have had, now claims to have, or hereafter can, shall or may have or claim to have against any Released Party based upon any matter, cause, fact, thing, act or omission whatsoever with respect to periods, occurrences, actions or events prior to the consummation of the Closing; provided, however, that this Section 7.15 shall not release the Released Parties from (i) any claim arising under this Agreement or (ii) any claim of a director, officer, manager or employee of the Company or its Subsidiaries for indemnification under applicable directors’ and officers’ liability insurance policies, agreements or certificates of formation, bylaws or similar organizational documents of the Company and its Subsidiaries to the extent required to be maintained hereunder. Neither the Seller nor any Affiliate thereof shall assist any Person in preparing, commencing or prosecuting any Action against any Released Party including, but not limited to, any administrative agency claims, charges or complaints and/or lawsuits against any Released Party in connection with any matter released hereunder, or to participate voluntarily or cooperate in any such Action.

7.16 Exclusivity. The Seller and the Company agree that, between the date hereof and the earlier of the Closing Date and the Termination Date, neither of them, shall, directly, indirectly or otherwise through any Subsidiaries or other Affiliates or Representatives, distribute any proposed agreement contemplating, engage in any negotiations relating to, provide any information in connection with or solicit, negotiate, initiate, discuss with a third party (other than its Representatives) or accept any offers for, the sale or other transfer of the Company or any Subsidiary or any equity interest therein or the Company’s or any Subsidiary’s assets or properties (except to the extent permitted by Section 7.3(x) or Schedule 7.3) to any Person other than the Buyer.

7.17 Pre-Merger Steps.

(a) The Seller and the Company shall take, or cause to be taken, the following actions at least one (1) Business Day prior to the Closing Date:

(i) Hourglass Holdings, LLC, a Delaware limited liability company (“Hourglass Holdings”), shall distribute to the Company all of the issued and outstanding USS Shares (“Distribution I”).

(ii) Immediately following the consummation of Distribution I, the Company shall distribute to the Seller all of the issued and outstanding USS Shares (“Distribution II” and, together with Distribution I, the “Distributions”).

(iii) Immediately following the consummation of the Distributions, the Seller shall contribute to the capital of USS Holdings all of the issued and outstanding membership interests in the Company.

(b) The Buyer shall, at least one (1) Business Day prior to the Closing Date, form a new Delaware corporation as a wholly owned subsidiary of the Buyer solely for the purpose of the transactions contemplated by this Agreement that will have no material assets or liabilities (“Acquisition Sub”).

(c) The Company and the Seller shall, and shall cause the Subsidiaries of the Company to, provide such reasonable cooperation to the Buyer as the Buyer shall request in modifying the actions specified in Section 7.17(a) and Section 7.17(b) to facilitate the Financing and to accommodate for Tax matters. In the event that any such modification is determined to be necessary or advisable by the Buyer, the Company and the Seller, in good faith, shall consider such modification and enter into such amendments to this Agreement necessary to accommodate all such modifications that are agreed upon by the Buyer, the Company and the Seller; provided that the Company and the Seller shall not be required to enter into any such amendment that (i) would result in any material approval of a Governmental Authority being required in order to consummate the transactions contemplated by this Agreement that would not have been required if such amendment had not occurred, (ii) the Seller reasonably determines would have an adverse effect on the Seller or any adverse effect on the Transaction Consideration or (iii) would reasonably be expected to delay the consummation of the transactions contemplated hereby past the Termination Date.

7.18 Solvency Opinion The Buyer shall engage, at the Buyer’s expense, an appraisal firm of national reputation reasonably acceptable to the Buyer and the Seller to deliver an opinion in a form reasonably acceptable to the Company, USS Holdings and the Seller and addressed to the Company, USS Holdings and the Seller (and on which the Company, USS Holdings and the Seller shall be entitled to rely), supporting the following conclusion: immediately after the Effective Time, and after giving effect to the Merger, the transactions contemplated by Section 7.17(a) and the other transactions contemplated hereby, including the Financing and the payment of the Transaction Consideration, the Applicable Entities will not: (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature); (ii) have unreasonably small capital with which to engage in its business; or (iii) reasonably be expected to have incurred debts beyond its ability to pay them as they become due or the equivalent of such conclusion, as determined in the reasonable discretion of the Seller and the Company (such opinion, the “Solvency Opinion”). As used herein, “Applicable Entities” means each entity out of the Company and its Subsidiaries which is participating in any manner the Financing.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of the Buyer to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Buyer:

8.1 Representations and Warranties. The representations and warranties (i) of the Seller contained in ARTICLE 4 which are not subject to a materiality qualification shall be true and correct in all material respects, and such representations and warranties which are subject to a materiality qualification shall be true and correct in all respects, in each case on and as of the Closing Date as though made on and as of the Closing Date (except for (x) representations and warranties expressly stated to relate to a specific date, in which case as of such earlier date and (y) any inaccuracies to the extent resulting from compliance by the Seller, the Company or its Subsidiaries with Section 7.17) and (ii) of the Company contained in ARTICLE 5 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date (except for (x) representations and warranties expressly stated to relate to a specific date, in which case as of such earlier date and (y) any inaccuracies to the extent resulting from compliance by the Seller, the Company or its Subsidiaries with Section 7.17) with only exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

8.2 Performance. The Company and the Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

8.3 Officer’s Certificate. The Company with respect to it, and the Seller, with respect to it, shall have delivered to the Buyer a certificate, signed by an executive officer of the Company in the case of the Company, and the Seller in the case of the Seller, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2.

8.4 HSR Act; Legal Prohibition.

(a) With respect to the transactions contemplated hereby, all applicable waiting periods under the HSR Act shall have expired or been terminated.

(b) On the Closing Date, there shall exist no injunction or other Order issued by any Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement.

For avoidance of doubt, the parties acknowledge and agree that the Buyer’s receipt of the financing proceeds necessary to consummate the transactions contemplated by this Agreement shall not constitute a condition to the Buyer’s obligation to effect the transactions contemplated by this Agreement.

8.5 Solvency Opinion. The Company and the Seller shall have received the Solvency Opinion.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligation of the Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Seller:

9.1 Representations and Warranties Accurate. The representations and warranties of the Buyer contained in ARTICLE 6 which are not subject to a materiality qualification shall be true and correct in all material respects, and such representations and warranties which are subject to a materiality qualification shall be true and correct in all respects, in each case on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case as of such earlier date).

9.2 Performance. The Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

9.3 Officer Certificate. The Buyer shall have delivered to the Company and to the Seller a certificate, signed by an executive officer of the Buyer, dated as of the Closing Date, certifying the matters set forth in Sections 9.1 and 9.2.

9.4 HSR Act: Legal Prohibition.

(a) With respect to the transactions contemplated hereby, all applicable waiting periods under the HSR Act shall have expired or been terminated.

(b) On the Closing Date, there shall exist no injunction or other Order issued by any Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement.

9.5 Solvency Opinion. The Company and the Seller shall have received the Solvency Opinion.

ARTICLE 10

INDEMNIFICATION

10.1 Seller’s Indemnification. Subject to the limitations set forth elsewhere in this ARTICLE 10, from and after Closing:

(a) The Seller shall, indemnify and hold harmless the Buyer and its Affiliates (which, for the avoidance of doubt, shall include the Company and each of its Subsidiaries after the Closing), and their respective directors, officers, employees, partners, stockholders, members, managers, Representatives, and agents, and their respective permitted successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all Damages (whether involving a third party or among the parties to this Agreement) that any Buyer Indemnified Party may incur, suffer or become subject to as a result of, or arising out of or in connection with (i) the breach of any representation or warranty made by the Company in this Agreement or the certificate of the Company contemplated in Section 8.3, and (ii) the non-fulfillment or breach by the Company or any of its Subsidiaries of any covenant or agreement of the Company or any of its Subsidiaries contained in this Agreement (such Damages and Actions are referred to herein as “Company-Related Damages”).

(b) The Seller shall indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Damages (whether involving a third party or among the parties to this Agreement) that any Buyer Indemnified Party may incur, suffer or become subject to as a result of, or arising out of or in connection with (i) the breach of any representation or warranty made by the Seller in this Agreement or the certificate of the Seller contemplated in Section 8.3, and (ii) the non-fulfillment or breach by the Seller of any covenant or agreement of the Seller contained in this Agreement (such Damages and Actions are referred to herein as “Seller-Specific Damages”).

(c) The Seller shall not have any right of contribution or equitable indemnification against the Company or any of the Company’s Subsidiaries from the Seller’s obligations under ARTICLE 10.

10.2 Buyer’s Indemnification. The Buyer shall indemnify and hold harmless the Seller and its Affiliates, and their respective directors, managers, officers, employees, partners, stockholders, members, Representatives, and agents, and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Damages (whether involving a third party or among the parties to this Agreement) that any Seller Indemnified Party may incur, suffer or become subject to as a result of, arising out of, or in connection with (i) the breach of any representation or warranty made by the Buyer in this Agreement or the certificate contemplated by in Section 9.3 of this Agreement, and (ii) the non-fulfillment or breach by the Buyer of any covenant or agreement of the Buyer contained in this Agreement.

10.3 Limitations on Amount of Damages.

(a) Notwithstanding anything to the contrary in this Agreement: (i) the Seller shall not be liable for any breach of any representation or warranty made by the Company or the Seller in this Agreement or any certificate contemplated by Section 8.3 of this Agreement (except for the representations and warranties made in Sections 4.1, 4.2, 4.3, 4.5, 4.7, 5.1(b), 5.2(b), 5.3, 5.4, 5.11 or 5.12, which shall not be subject to any such limit and Damages resulting therefrom will count toward satisfying the Deductible) unless and until the aggregate amount of Damages incurred by the Buyer Indemnified Parties as a result of all breaches of representations and warranties by the Company and the Seller under this Agreement or any agreement or certificate contemplated by Section 8.3 of this Agreement exceeds the Deductible, and to the extent the amount of Damages exceeds the Deductible, the Buyer Indemnified Parties shall be entitled to recover only Damages in excess of the Deductible; (ii) except for liability for the breach by the Company of any of the representations or warranties made in Sections 5.1(b), 5.2(b), or the first sentence of Section 5.3, the aggregate liability of the Seller under this ARTICLE 10 with respect to Company Related Damages shall be limited to an amount equal to the Cap; and (iii) the aggregate liability of the Seller under this ARTICLE 10 shall not in any event exceed the Transaction Consideration.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Buyer Indemnified Party shall be entitled to the indemnification under this ARTICLE 10 for any Damages (whether incurred by the Buyer or any Affiliate of the Buyer) in connection with any action, suit, proceeding or claim caused by, resulting from or arising from any Silica-Related Claim.

10.4 Procedures.

(a) Promptly after a Person entitled to indemnification hereunder (the “Indemnified Party”) has received notice or has knowledge of any claim or the commencement of any Action for which such party may be entitled to indemnification under this ARTICLE 10, the Indemnified Party shall, if it wishes to seek indemnification for such claim or Action, give the party required to provide indemnification hereunder (the “Indemnifying Party”), written notice of such claim or the commencement of such Action and provide the Indemnifying Party with the facts within the Indemnified Party’s knowledge respecting such claim or Action that is in the possession of the Indemnified Party. To extent reasonably determinable by the Indemnified Party, such notice shall state the nature and basis of such claim or Action and the amount in dispute under such claim or Action. In each such case, the Indemnified Party agrees to give such notice to the Indemnifying Party promptly following its knowledge of any such claim or Action; provided that the delay or failure of the Indemnified Party to give such notice shall not excuse the Indemnifying Party’s obligation to indemnify except to the extent the Indemnifying Party is actually prejudiced by reason of the Indemnified Party’s delay or failure in its defense of such claim. If such notice concerns a Third Person Claim and such Third Person Claim does not allege violations of criminal law, the Indemnifying Party shall have the right to elect, at the Indemnifying Party’s sole expense, to assume the defense of such Third Person Claim; provided that the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement, adjustment or compromise of any such Third Person Claim. The Indemnified Party shall have the right to elect, at such party’s sole expense, to participate in (but not control) the defense of a Third Person Claim, the defense of which is validly assumed by the Indemnifying Party, and to employ, at its own expense, counsel in connection with its participation therein; provided, however, that if there exists a material conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, or if the Indemnified Party has been advised by counsel that there may be one or more legal or equitable defenses available to it that are different from or additional to those available to the Indemnifying Party that, in either case, would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, then the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party (except that the Indemnifying Party shall not be obligated to pay the fees and expenses of more than one separate counsel for all Indemnified Parties, taken together). If the Indemnifying Party has elected not to assume the control of the defense of such Third Person Claim, or if the Indemnifying Party shall have failed after the lapse of a reasonable period of time, which shall in no event be less than 10 calendar days after receipt by the Indemnifying Party of written notice of such Third Person Claim, to assume the control of the defense of such Third Person Claim, the Indemnified Party shall be entitled to defend against the same and to employ counsel reasonably satisfactory to the Indemnifying Party, at the expense of the Indemnifying Party; provided, in such event, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld) before entering into any settlement, adjustment or compromise of any such Third Person Claim. In connection with any Third Person Claim, the Indemnified Party, or the Indemnifying Party, if it has assumed the defense of such Third Person Claim pursuant to this Section 10.4(a), shall diligently defend such Third Person Claim and the parties shall reasonably cooperate with one another in connection with the handling of such Third Person Claim shall make available personnel, witnesses, books, and records relevant to such Third Person Claim and grant such authorizations as are necessary and reasonable to their respective agents, Representatives, and counsel upon reasonable request and keep each other reasonably informed of the status thereof.

(b) If the Indemnified Party shall have any claim against the Indemnifying Party pursuant to this Section 10.4, the Indemnified Party shall deliver to the Indemnifying Party a written notice explaining the nature and a reasonable estimate of the amount of such claim promptly after the Indemnified Party shall know of such claim.

10.5 Survival. The respective representations and warranties of the parties contained in this Agreement, the covenants and agreements of the parties contained in this Agreement to be performed prior to the Closing and the rights and obligations of the parties under this ARTICLE 10 with respect to breaches of such representations, warranties, covenants and agreements shall survive the Closing for a period of fifteen (15) months after the Closing; provided, however, that the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.5, 4.7, 5.1(b), 5.2(b), 5.12 and the first sentence of Section 5.3 shall survive for thirty-six (36) months after the Closing. The respective covenants and other agreements of the parties contained in this Agreement, and the rights and obligations of the parties under this ARTICLE 10 with respect to breaches of such covenants and agreements shall survive the Closing for a period of six (6) months following the lapse of the period of performance of such covenants and agreements provided for herein. Any claims under this Agreement with respect to a breach of a representation, warranty, covenant or agreement or the indemnity addressed in the immediately preceding sentence must be asserted by written notice delivered prior to 11:59 P.M., New York time, on the date of expiration of such representation, warranty, covenant or agreement or indemnity and, if such a notice is given, the survival period for such provision (and only such portion of such provision the breach of which is the subject of such notice) shall continue until the claim is fully resolved.

10.6 Mitigation of Damages. The Buyer shall take, and shall cause its Affiliates (including the Company and each of its Subsidiaries after the Closing) to take, all reasonable steps to mitigate any Damages upon becoming aware of any event that has given rise to Damages for which the Buyer has a claim under this ARTICLE 10. The Seller shall take all reasonable steps to mitigate any Damages upon becoming aware of any event that has given rise to Damages for which the Seller has a claim under this ARTICLE 10.

10.7 Calculation of Damages. The amount of any Damages for which indemnification is provided under this ARTICLE 10 (a) shall be net of any Collateral Source Payments and (b) shall be net of an amount equal to any Tax Benefits realized by the Indemnified Party in respect of such Damages; provided, however, that if any indemnification payment by an Indemnifying Party under this ARTICLE 10 is reduced by the amount of any Tax Benefits pursuant to clause (b) of this Section 10.7, and if such Tax Benefits are subsequently disallowed as a result of a claim by a Taxing Authority against the Indemnified Party, then the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Tax Benefits that are lost as a result of such claim (but not more than the amount of such reduction). If the amount to be deducted under this Section 10.7 from any payment required under this ARTICLE 10 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this ARTICLE 10, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Section 10.7 had such determination been made at the time of such payment. The Indemnified Party shall seek recovery of any Collateral Source Payments before or within a reasonable amount of time after making any claim for indemnification by the Indemnifying Party. Any Indemnifying Party may, in its sole discretion, require any Indemnified Party to grant an assignment of the right of the Indemnified Party to any Collateral Source Payments, including the right to assert claims for payment of such Collateral Source Payments; provided, that such Indemnified Party shall only be required to make such an assignment if doing so is commercially reasonable.

10.8 Exclusive Remedy. The Buyer and the Seller acknowledge and agree that, except with respect to the right to equitable relief under Section 12.16, from and after the Closing, their sole and exclusive remedy with respect to any breaches of the representations, warranties, covenants and agreements set forth in this Agreement shall be pursuant to the indemnification provisions set forth in this ARTICLE 10, other than for fraud. The Buyer and the Seller hereby waive, to the fullest extent permitted under applicable Law, any and all rights, claims, and causes of action it may have against any other party or any of such other party’s Affiliates, arising under or based upon any Law (including any such rights, claims, or causes of action arising under or based upon common law or otherwise) with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby, except as set forth in the preceding sentence.

10.9 Limitation of Damages. UNDER NO CIRCUMSTANCES SHALL ANY PARTY HAVE ANY LIABILITY TO ANY OTHER PARTY OR ANY OF ITS AFFILIATES UNDER THIS AGREEMENT FOR, AND NO PARTY NOR ANY OF ITS AFFILIATES SHALL HAVE THE RIGHT TO CLAIM OR RECOVER FROM ANY OTHER PARTY, ANY INDIRECT, EXEMPLARY, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES OF ANY KIND OR NATURE WHATSOEVER, WHETHER FORESEEABLE OR UNFORESEEABLE, HOWSOEVER CAUSED OR ON ANY THEORY OF LIABILITY, EVEN IF THE SELLER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE. NOTWITHSTANDING THE FORGOING, SUCH DAMAGES MAY BE RECOVERED SOLELY TO THE EXTENT RECOVERED BY A THIRD PARTY IN A THIRD PERSON CLAIM.

10.10 No Limitation for Fraud. No limitation or condition of liability (including survival, the Deductible and any Cap) provided in this ARTICLE 10 with respect to the Seller shall apply to fraud by the Seller or the Company or any Subsidiary of the Company.

ARTICLE 11

TERMINATION

11.1 Termination.

This Agreement may be terminated prior to the Closing only as follows:

(a) at any time on or prior to the Closing Date, by mutual written consent of the Buyer and the Seller;

(b) at the election of the Seller by written notice to the Buyer, or at the election of the Buyer by written notice to the Seller, after November 15, 2008, if the Closing shall not have occurred by such date (the “Termination Date”);

(c) at the election of the Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Seller or the Company contained in this Agreement, such that the conditions set forth Sections 8.1 or 8.2 would not reasonably be expected to be satisfied prior to the Termination Date; provided, however, that the Buyer shall have provided written notice of such breach to the breaching party, and the breaching party shall not have cured such breach within ten (10) Business Days of receiving such notice (or, if the Termination Date shall be on any day prior to the expiration of such ten (10) day period, then such cure period shall expire on the Termination Date);

(d) at the election of the Seller, if (x) there has been a breach of any representation, warranty, covenant or agreement on the part of the Buyer contained in this Agreement, such that the conditions set forth in Sections 9.1 or 9.2 would not reasonably be expected to be satisfied prior to the Termination Date; provided, however, that the Seller shall have provided written notice of such breach to the Buyer and the Buyer shall not have cured such breach within ten (10) Business Days of receiving such notice (or, if the Termination Date shall be on any day prior to the expiration of such ten (10) day period, then such cure period shall expire on the Termination Date) or (y) the Buyer fails to pay the Transaction Consideration when due and payable under this Agreement; and

(e) by the Buyer or the Seller in the event that any Governmental Authority shall have issued an Order or taken any other action, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable.

In the event of termination pursuant to this Section 11.1, the party or parties so terminating the Agreement shall provide prompt written notice thereof to the other party.

11.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties (including, without limitation, Article 10 hereof) hereunder shall terminate, except for the obligations set forth in Sections 7.6(a), 7.8, 7.14, this Section 11.2 and, to the extent applicable, ARTICLE 12 (including Section 12.18), which shall survive the termination of this Agreement and continue in accordance with their terms, and except that, subject to the limitations set forth in Section 11.2(e), no such termination shall relieve any party from liability for any prior willful breach of this Agreement or for fraud.

(b) The parties hereto hereby acknowledge and agree that, (i) except as in the case of clause (ii) or (iii) below, upon the termination of this Agreement, within two (2) Business Days following such termination, the Seller shall cause the Deposit (together with any interest earned thereon) to be transferred to the Buyer, by wire transfer of immediately available funds to an account specified by the Buyer at least one (1) Business Day prior to such payment; (ii) if the Seller terminates this Agreement pursuant to Section 11.1(d) then, within two (2) Business Days following such termination, the Buyer shall cause the Deposit to be transferred to the Seller by wire transfer of immediately available funds to an account specified by the Seller at least one (1) Business Day prior to such payment; or (iii) if the Seller or the Buyer terminates this Agreement pursuant to Section 11.1(b), and at the time of such termination each condition set forth in ARTICLE 8 (other than the condition set forth in Section 8.5 and those conditions which by their terms are to be satisfied at the Closing with the execution of only ministerial tasks) has been satisfied then, within two (2) Business Days following such termination, the Buyer shall cause the Deposit (together with interest earned thereon) to be transferred to the Seller by wire transfer of immediately available funds to an accounts specified by the Seller at least one (1) Business Day prior to such payment.

(c) The parties hereto acknowledge that damages arising under or in connection with any breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Buyer cannot be ascertained with certainty and that the payment of the Deposit (together with interest earned thereon) to the Seller pursuant to Sections 11.2(b)(ii) or 11.2(b)(iii) is not excessive and constitutes a reasonable amount to represent compensatory damages for such breach. Each party hereto agrees not to question or otherwise challenge the assertion or enforceability of this remedy, in and of itself, as described in this Section 11.2(c). In no event shall the Deposit (together with interest earned thereon) (or any portion of the Deposit (together with interest earned thereon)) be payable to the Sellers pursuant to Section 11.2(b) on more than one occasion.

(d) On any occasion in which the Buyer is required to cause the payment of the Deposit (together with interest earned thereon) (or any portion thereof) to the Seller, or in which the Seller is required to cause the payment of the Deposit (together with interest earned thereon) (or any portion thereof) to the Buyer, the applicable party shall deliver to the Escrow Agent a written instruction instructing the Escrow Agent to make such payment in accordance with the wire instructions provided by the receiving party and shall provide the Escrow Agent with such additional writings as the Escrow Agent may reasonably request to effect such payment.

(e) (i) In the event that this Agreement is terminated by the Seller pursuant to Section 11.1(b) or Section 11.1(d) or by the Buyer pursuant to Section 11.1(b), except for remedies for breaches of the provisions of this Agreement that, in accordance with Section 11.2(a), survive termination hereof, the Deposit is payable to the Seller in connection with such termination, the sole and exclusive remedy of the Seller and the Company and their respective Affiliates, whether or not any of them shall have suffered any losses or damages as a result thereof, shall be the recovery of the Deposit (together with interest earned thereon), and upon the Seller’s receipt of the Deposit (together with interest earned thereon), except for remedies for breaches of the provisions of this Agreement that, in accordance with Section 11.2(a), survive termination hereof, the Seller and the Company and their respective Affiliates shall have no other claim against, and shall in no event seek any recovery from, the Buyer or Preferred Unlimited Inc., or any of their respective former, current or future direct or indirect Affiliates, officers, directors, Representatives, holders of equity, financing sources or employees.

(ii) In the event that this Agreement is terminated pursuant to Section 11.1, the Buyer agrees that to the extent it has incurred any losses or damages in connection with or prior to the termination of this Agreement, the maximum aggregate liability of the Seller, the Company and its Subsidiaries for such losses or damages shall be limited in the aggregate and without duplication to $5,000,000 and in no event shall the Buyer seek to recover any money damages in excess of such amount from the Seller, the Company, any of its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees in connection therewith; provided, that the foregoing limitation contained in this Section 11.2(e) shall not apply in respect of any willful breach of Section 7.1, 7.9(b), 7.16 or 7.17(a).

ARTICLE 12

MISCELLANEOUS

12.1 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

12.2 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

12.3 Entire Agreement. This Agreement including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement and other documents delivered pursuant to this Agreement, together with the Confidentiality Agreement and the Escrow Agreement, constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement.

12.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

12.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (i) in writing and served by personal delivery upon the party for whom it is intended upon such delivery, (ii) if delivered by facsimile with receipt confirmed during business hours, upon confirmation and, if outside of business hours, on the following Business Day, (iii) if delivered by certified mail, registered mail, return-receipt received, the third Business Day after it is sent to the party at the address set forth below or (iv) if by a nationally recognized courier specifying next Business Day delivery (if timely deposited with such courier and sent to the party at the address set forth below), on the next Business Day, with copies sent to the Persons indicated:

If to the Seller:

Harbinger Capital Partners Master Fund I, Ltd.

c/o Harbinger Capital Partners

555 Madison Avenue, 16th Floor

New York, New York 10022

Attention: Mr. David M. Maura

Fax: (212) 508-3721

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Jeffrey D. Marell, Esq.

Fax: (212) 757-3900

If to the Company, prior to the Closing:

Hourglass Acquisition I, LLC

c/o Harbinger Capital Partners

555 Madison Avenue, 16th Floor

New York, New York 10022

Attention: Mr. David M. Maura

Fax: (212) 508-3721

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Jeffrey D. Marell, Esq.

Fax: (212)757-3900

If to the Buyer or, after the Closing, to the Company:

Preferred Rocks USS, Inc.

c/o Preferred Unlimited Inc.

1001 E. Hector Street

Suite 100

Conshohocken, PA 19428

Attention: Legal Department

Fax: (484) 684-1296

With a copy to:

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103-4196

Attention: Sandra G. Stoneman, Esq.

Fax: (215) 979-1020

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 12.5.

12.6 Exhibits and Schedules.

(a) Any matter, information or item disclosed in the Schedules delivered by the Company or the Seller or in any of the Exhibits attached hereto, under any specific representation or warranty or Schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation or warranty in this Agreement in respect of which such disclosure is reasonably apparent on its face without any further investigation. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability by the Sellers, individually or collectively, or by the Company, or to otherwise imply, to any Person that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

(b) The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

12.7 Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing signed by the waiving party and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

12.8 Binding Effect: Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

12.9 No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for the current and former officers, directors and employees of the Company as set forth in Section 7.12.

12.10 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

12.11 Governing Law. This Agreement and any dispute, claim, legal action, suit, proceeding or controversy hereunder shall be subject to, governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof.

12.12 Consent to Jurisdiction; Service of Process. Each party hereto does hereby submit to the exclusive jurisdiction and venue of any courts (federal, state or local) having a location within the State of Delaware with respect to any dispute, claim, legal action, suit, proceeding or controversy whether directly or indirectly arising out of or relating to this Agreement, the transactions contemplated hereby, or any related assignment or any of a party’s rights or obligations hereunder. Each party hereto hereby irrevocably waives any claim that the State of Delaware is an inconvenient forum or an improper forum based on lack of venue as well as any right it may now or hereafter have to remove any such action or proceeding, once commenced to another court on the grounds of forum non conveniens or otherwise. The exclusive choice of forum set forth herein shall not be deemed to preclude the enforcement by a party of any judgment obtained in such forum or the taking of any action by such party to enforce the same in any other appropriate jurisdiction. Each party expressly and irrevocably waives personal service of process and expressly and irrevocably consents to service of process by the means set forth in Section 12.5 hereof.

12.13 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO

ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.14 Conveyance Taxes. The Buyer and the Seller will split equally all sales, use, value added, transfer, stamp, registration, documentary, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement and the Seller and the Buyer agree to jointly file all required change of ownership and similar statements. The Buyer shall satisfy its payment obligations under this Section 12.14 by causing the Company to pay such amounts following the Closing; provided, that for the avoidance of doubt, it is understood and agreed that no such payment by the Company shall affect the Transaction Consideration, the Adjustment Amount or the Seller’s right to receive all Closing Cash.

12.15 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

12.16 Specific Performance; No Recourse.

(a) The parties recognize that their rights under Sections 7.1, 7.2, 7.5, 7.6, 7.7, 7.8, 7.10, 7.12, 7.14, 11.2 and 7.16 of this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights thereunder by actions for injunctive relief and specific performance to the extent permitted by applicable Law. The parties agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach of Sections 7.1, 7.2, 7.5, 7.6, 7.7, 7.8, 7.10, 7.12, 7.14, 11.2 and 7.16 of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate. The parties waive any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award or injunctive, mandatory or other equitable relief. The parties acknowledge and agree that, except with respect to Sections 7.1, 7.2, 7.5, 7.6, 7.7, 7.8, 7.10, 7.12, 7.14, 11.2 and 7.16, they shall not be entitled to enforce specifically the terms and provisions of this Agreement or seek any other equitable remedy.

(b) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this

Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

12.17 FIRPTA Certificate. At or prior to the Closing, the Seller shall provide the Buyer with a statement, in compliance with Section 1.897-2(h) of the Treasury Regulations, signed by a responsible officer of USS Holdings Inc., a Delaware corporation (“USS Holdings”), to the effect that the stock of USS Holdings does not constitute a United States real property interest (within the meaning of Section 897 of the Code) as of the Closing Date if USS Holdings concludes that it is able to make such statement. If the Seller does not timely provide the Buyer with the statement described in the preceding sentence, the Buyer may withhold applicable Taxes in compliance with Section 1445 of the Code.

12.18 Guarantor.

(a) Guarantor hereby unconditionally, absolutely, continuously and irrevocably guarantees, as a primary obligor and not as a surety, to the Seller the due and punctual performance, compliance and payment by the Buyer of: (i) all of its covenants, agreements, obligations and liabilities due under or pursuant to the first two sentences of Section 7.9(c) whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due and (ii) the obligation to pay for engaging an appraisal firm to issue the Solvency Opinion pursuant to Section 7.18 and any other fees and expenses in connection therewith (collectively, the “Seller Financing Expense Liabilities”).

(b) Guarantor’s obligations hereunder constitute guaranties of performance, compliance and payment and not of collection only and are not in any way conditional or contingent upon any attempt to collect from or enforce against the Buyer of all or any portion of the Seller Financing Expense Liabilities or upon any other condition or contingency.

(c) The obligations of Guarantor under this guarantee shall not be subject to any reduction, limitation, impairment or termination for any reason (other than by indefeasible payment or performance in full of the Seller Financing Expense Liabilities) and shall not be subject to (i) any discharge of any of the Buyer from any of the Seller Financing Expense Liabilities in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Seller Financing Expense Liabilities) or (ii) any other circumstance whatsoever which constitutes, or might be construed to constitute an equitable or legal discharge of Guarantor as guarantor under this Section 12.18.

(d) Guarantor shall cause any transferee of or successor to all or substantially all of the assets of Guarantor to assume Guarantor’s obligations under this Section 12.18.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

PREFERRED ROCKS USS, INC.

By:
Name:	D. Charles Houder
Title:	Vice President

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:
Name:
Title:

HOURGLASS ACQUISITION I, LLC

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

PREFERRED ROCKS USS, INC.

By:
Name:
Title:

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

By:
Name:	PHILIP A. FALCONE
Title:	VICE PRESIDENT

HOURGLASS ACQUISITION I, LLC

By:
Name:	Philip A. Falcone
Title:	President

Solely for purposes of Section 12.18: PREFERRED UNLIMITED INC., solely for purposes of Section 12.18

By:
Name:	D. Charles Houder
Title:	V.P.